UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

SCHEDULE 14A INFORMATION

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FelCor Lodging Trust Incorporated

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JONATHAN H. YELLEN
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

NOTICE OF ANNUAL MEETING
AND PROXY STATEMENT

April 10, 2009

You are cordially invited to attend our Annual Meeting of Stockholders at 9:00 a.m., Dallas, Texas local time, on May 19, 2009. The meeting will be held in our corporate offices, located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas.

This booklet includes the formal notice of the meeting and our proxy statement. The proxy statement tells you about the matters to be addressed, and the procedures for voting, at the meeting.

Your vote is very important. Even if you have only a few shares, we want your shares to be represented. Please vote promptly in order to be certain your shares are represented at the meeting.

My colleagues and I look forward to seeing you at the meeting.

Very truly yours,

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY
MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 19, 2009

This proxy statement and our Annual Report for the fiscal year ended December 31, 2008 are both available at www.felcor.com under the "Annual Meeting Materials" link.



JONATHAN H. YELLEN
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 10, 2009

Notice is hereby given that the Annual Meeting of Stockholders of FelCor Lodging Trust Incorporated will be held on Tuesday, May 19, 2009 at 9:00 a.m., Dallas, Texas local time, at our headquarters, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas.

The following matters are to be presented for action by our stockholders at that time:

1. Election of three Class III directors, each for a full three-year term;

2. Ratification of PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm for 2009; and

3. Conducting any other business that may be properly raised.

All stockholders of record on March 27, 2009 may vote. A copy of our Annual Report is enclosed.

This notice and the accompanying proxy statement, as well as our Annual Report, were first mailed to our stockholders on or about April 10, 2009.

Proxy Statement
FelCor Lodging Trust Incorporated
Annual Meeting of Stockholders
May 19, 2009

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of FelCor Lodging Trust Incorporated, or the Company or FelCor, of proxies to be voted at the annual meeting of its stockholders being held on May 19, 2009, and at any adjournment of the meeting. The following questions and answers provide important information about the annual meeting and this Proxy Statement.

What am I voting on?

- Election of three Class III directors, each for a full three-year term;

- Ratification of PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm for 2009; and

- Any other matters properly brought before the meeting.

What are the Board of Directors' recommendations?

The Board of Directors recommends a vote **FOR** the election of all of our director candidates and **FOR** the ratification of PwC as our independent registered public accounting firm.

Who is entitled to vote?

Holders of record of our common stock at the close of business on March 27, 2009 are entitled to vote at the meeting. Each stockholder is entitled to cast one vote for each share of common stock owned on each matter presented.

How do I vote?

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting. If you have shares of our common stock that are held

by a broker or other nominee, you may instruct your broker or nominee to vote your shares by following the instructions that the broker or nominee provides you. Most brokers offer voting by mail, telephone and internet.

How do proxies work?

Our Board of Directors is asking for your proxy. Giving your proxy to the persons named by us means you authorize them to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of, or abstain from voting on, our director candidates, and you may vote for or against, or abstain from voting on, the ratification of PwC as our independent registered public accounting firm.

If you sign and return the enclosed proxy card, but do not specify how your shares are to be voted, your shares will be voted **FOR** the election of all of our director candidates and **FOR** ratification of PwC as our independent registered public accounting firm.

You may receive more than one proxy or voting card depending on how you hold your shares. Shares registered in your name are covered by one card. If you also hold shares through a broker or other nominee, you may also get material from them asking how you want to vote. To be sure that all of your shares are voted, we encourage you to respond to each request you receive.

How do I revoke a proxy?

You may revoke your proxy before it is voted by submitting a new proxy with a later date, voting in person at the meeting or notifying our corporate Secretary in writing at the address listed under "Questions" on page 50.

Will my shares be voted if I don't sign a proxy?

If you hold your shares directly in your own

name, they will not be voted unless you provide a proxy. Under certain conditions, shares that you own that are held by a broker may be voted even if you do not provide voting instructions to the broker. Brokerage firms have the authority under applicable rules to vote on certain "routine" matters, including the uncontested election of directors and the ratification of auditors.

What constitutes a quorum?

In order to carry on the business of the meeting, we must have a quorum. This means that at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. Shares owned by us are not voted and do not count for this purpose. Both abstentions and broker non-votes (described below) are counted as present for determining the presence of a quorum. On the record date, we had 64,762,980 shares of common stock outstanding and entitled to vote at the meeting.

How many votes are needed for approval?

A nominee for election as a director will be elected if he or she receives a majority of the votes *actually cast*, with no regard given to abstentions or broker non-votes, (*i.e.*, election of a director requires more votes "for" than "against") at a meeting where a quorum is

present. The selection of PwC as our independent registered public accounting firm for 2009 will be ratified if this proposal receives a majority of votes cast at a meeting at which a quorum is present with no regard given for abstentions. Brokers have the authority to vote **FOR** the nominated directors and this proposal in the absence of contrary instructions from a beneficial owner.

What should I do if I want to attend in person?

Only stockholders of record, their proxy holders and invited guests may attend the meeting. If your shares are held by a broker or nominee, bring your most recent brokerage statement with you to the meeting. We can use that to verify your ownership of common stock and admit you to the meeting; however, you will not be able to vote your shares at the meeting without a proxy. If you wish to vote in person and your shares are held by a broker or nominee, you will need to obtain a proxy from the broker or nominee authorizing you to vote your shares held in their name. Any holder of a proxy from a stockholder must present the proxy card, properly executed, to be admitted. Stockholders and proxy holders must present a form of photo identification, such as a driver's license or passport.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Role of Our Board of Directors. Our Board of Directors oversees the management of our Company on your behalf. The Board reviews our long-term strategic plans and exercises direct decision-making authority on key issues, such as the declaration of dividends, the selection of the Chief Executive Officer, setting the scope of his authority to manage our day-to-day operations and the evaluation of his performance.

Structure of the Board. Our corporate charter and bylaws provide for three classes of directors who serve staggered three-year terms expiring at the annual meeting three years following their election to a full term. The Corporate Governance and Nominating Committee has recommended, and the Board has nominated, Messrs. Mathewson and Smith for re-election as Class III directors. Mr. Ellwood, who has served as a FelCor director since 1994, is not eligible for re-election because his age exceeds the limit set forth in our Corporate Governance Guidelines; in his stead, the Corporate Governance and Nominating Committee has recommended, and the Board has nominated, Glenn A. Carlin for election as a Class III director. If elected, each of the nominees would serve until our 2012 annual meeting.

Director Independence. The Board determines the independence of our directors based on information known by the Board concerning each director and information supplied by each director to the Board. None of our independent directors had any transactions, relationships or arrangements that were required to be considered by the Board in determining director independence. Other than Messrs. Smith and Corcoran, none of our current directors has, and Mr. Carlin does not have, a material relationship with us (directly or as a partner, stockholder or officer of an organization that has a relationship with us), and each of them is independent within the meaning of the New York Stock Exchange's director independence standards. (Mr. Smith is our President and Chief Executive Officer, and Mr. Corcoran is our founder, former President and Chief Executive Officer and current Chairman of the Board.) Assuming the election of our three nominees, all of our directors, other than Messrs. Corcoran and Smith, will also be "Independent Directors" as defined in our charter.

2008 Board Meetings. The Board met six times during 2008 and took no actions by unanimous written consent. During 2008, all directors attended 100% of the meetings of the Board and its committees on which he or she served. Because fewer than 10 non-management stockholders usually attend our annual meetings in person, the Board has not adopted a formal policy with regard to director attendance at the annual meetings of stockholders.

Nominees for Election as Class III Directors (if elected, terms expiring in 2012)

Glenn A. Carlin
Age 48



Mr. Carlin, if elected, would begin serving his first term as a director of FelCor in 2009. He is co-founder and partner of GCET Capital Partners, LLC, a real estate investment and advisory firm. From 1992 to 2009, Mr. Carlin was employed by J.P. Morgan Securities Inc. and its predecessors, serving in a variety of capacities, most recently as a Managing Director and Head of Lodging & Gaming – Real Estate Investment Banking. Mr. Carlin previously worked at HVS Financial Services, Morgan Stanley Realty Incorporated and Arthur Andersen & Co.

Robert A. Mathewson
Age 44



Mr. Mathewson has served as a director of FelCor since May 2002. Since 1992, Mr. Mathewson has been the President of RGC, Inc., a privately-owned real estate investment company that invests primarily in hotels and other commercial real estate. RGC, Inc. and its affiliates have been significant investors in FelCor and its predecessors since 1993. In addition, from 1999 to 2000, Mr. Mathewson served as the Vice President of Business Development for Televoke Inc., an internet application service provider focusing on web, wireless and telephony integration. Mr. Mathewson currently serves as a director of International Game Technology.

Richard A. Smith
Age 46



Mr. Smith became President, Chief Executive Officer and a director of FelCor in February 2006. Mr. Smith joined FelCor in November 2004 as its Executive Vice President and Chief Financial Officer and served as such until his promotion in February 2006. Mr. Smith previously served as Executive Vice President and Chief Financial Officer of Wyndham International, Inc. since April 2000. Mr. Smith joined Wyndham International in September 1999 as Senior Vice President and Treasurer, overseeing capital markets activity, corporate banking relationships, cash management, risk management and debt compliance. Prior to his tenure at Wyndham International, Mr. Smith was Vice President, Corporate Finance at Starwood Hotels & Resorts Worldwide, Inc. He also previously worked for Atlantic Richfield Company and Coopers & Lybrand.

The Board of Directors recommends that you vote "FOR" the election of each of the nominees for election as Class III directors described above.

Continuing Class I Directors (terms expiring in 2010)

Melinda J. Bush
Age 68



Ms. Bush has served as a director of FelCor since May 2000. Since March 2002, Ms. Bush has served as the Chairman and Chief Executive Officer of HRW Holdings/Hospitality Resources Worldwide, LLC, a company that provides investment, market development and advisory services to the lodging and travel industry. From September 1996 until March 2002, she served as the Executive Vice President, Editorial and Publishing Director of Premier Hotels & Resorts, a division of Advanstar Communications. Prior to September 1996, Ms. Bush served as the Executive Vice President of Reed Elsevier's Reed Travel Group/Hotel & Travel Index, which was engaged in hotel industry marketing and publishing activities on a global basis. Ms. Bush is a former director and trustee of the American Hotel Foundation. She has honorary degrees from Cornell University's School of Hotel Administration and Johnson & Wales University and carries the CHA (Certified Hotel Administrator) designation awarded by the industry to hotel operators and general managers. She was also named Woman of the Year in Travel by the Travel Industry of America and is the recipient of several other awards for her achievements in the industry.

Charles A. Ledsinger, Jr.
Age 59



Mr. Ledsinger has served as a director of FelCor since November 1997. Mr. Ledsinger is currently Vice Chairman of Choice Hotels International, Inc. ("Choice"), from which he retired as Chief Executive Officer in 2008. Mr. Ledsinger was named the President and Chief Executive Officer of Choice in August 1998 and was promoted to Vice Chairman and Chief Executive Officer in 2006. Prior to August 1998, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of St. Joe Corporation from May 1997 until his election as President and Chief Operating Officer of that corporation in February 1998. From June 1995 until May 1997, Mr. Ledsinger was Senior Vice President and Chief Financial Officer of Harrah's Entertainment, Inc. For more than three years prior to that, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of The Promus Companies Incorporated, the former parent of Harrah's Entertainment, Inc. He is also a director of Choice Hotels International, Inc. and Darden Restaurants, Inc.

Robert H. Lutz, Jr.
Age 59



Mr. Lutz has served as a director of FelCor since our merger with Bristol Hotel Company in July 1998. Mr. Lutz is currently the President of Lutz Investments LP through which he holds and manages a variety of investments. From 1994 through 2000, Mr. Lutz served as the Chairman and Chief Executive Officer, and a member of the executive committee, of Amresco, Inc., a financial services company. From 1991 to 1994, Mr. Lutz served as President and Chief Operating Officer of Balcor/Allegiance Realty Group, a subsidiary of the American Express Company engaged in real estate ownership and management.

Continuing Class II Directors (terms expiring in 2011)

Thomas J. Corcoran, Jr.
Age 60



Mr. Corcoran is the Chairman of the Board of FelCor. He served as the President and Chief Executive Officer of FelCor from its formation in 1994 until February 2006, when he became the Chairman of the Board. From 1991 to 1994, Mr. Corcoran served as the President and Chief Executive Officer of the general partner of the partnerships that were merged into FelCor at its formation. From October 1990 to December 1991, he served as the Chairman, President and Chief Executive Officer of Fiesta Foods, Inc., a manufacturer of tortilla chips and taco shells. From 1979 to 1990, Mr. Corcoran held various positions with ShowBiz Pizza Time, Inc. (now CEC Entertainment, Inc.), an operator and franchisor of family entertainment center/pizza restaurants, and with Integra – A Hotel and Restaurant Company (formerly Brock Hotel Corporation). He served as the President and Chief Executive Officer of Integra from 1986 to 1990. Mr. Corcoran currently serves as the Chairman of the American Hospitality & Lodging Association.

Robert F. Cotter
Age 56



Mr. Cotter was elected as a director of FelCor in July 2006. He was, until his retirement in 2008, President and a director of Kerzner International Holdings Limited, a developer and operator of luxury hotels and resorts, since March 2007. Prior to joining Kerzner, Mr. Cotter served as President and Chief Operating Officer for Starwood Hotels & Resorts Worldwide, Inc. from 2003 through his retirement from Starwood in December 2005. He spent most of his 33-year career with Starwood Hotels & Resorts and was named Chief Operating Officer in 2000, after serving as President, International Operations, and President and Chief Operating Officer, Europe. In addition to his expertise drawing from his career in the hotel industry, Mr. Cotter is a member of the Board of Trustees of the American Hotel & Lodging Educational Foundation. He is also a member of the Board of Trustees of Boston College.

Thomas C. Hendrick
Age 62



Mr. Hendrick was elected as a director of FelCor in February 2007. He is currently President and a partner at Sagewood Partners, LLC, a developer of luxury, mixed-use commercial real estate projects in the U.S., Mexico, Caribbean and Latin America. Mr. Hendrick was formerly the Executive Vice President of Acquisitions and Development for the Kor Group, a privately held real estate investment, development and management firm, serving since November 2006, where he oversaw hotel and resort acquisitions, development opportunities and third-party management agreements on a worldwide basis. Prior to his work with Kor, Mr. Hendrick served in senior development positions for Mandarin Oriental Hotel Group from 2002 to 2006, Rosewood Hotels & Resorts from 1998 to 2002, and prior to that, Regent International Hotels as Vice President of Development, Mariner Hotels (currently Remington Hotels) as Executive Vice President of Development and Wyndham Hotels & Resorts as Regional Vice President of Development.

Mark D. Rozells
Age 47



Mr. Rozells was appointed as a director of FelCor in March 2008. He is the founder and President of Inversiones Latinoamericanas S.A., a private real estate investment and development company. From September 2005 to October 2006, Mr. Rozells served as Managing Director of Procinea Management LLC, a privately-held start-up investment firm focused on developing investment and financing strategies for non-traditional assets, including motion picture, television and electronic game content. From June 2003 to July 2005, Mr. Rozells served as President and Chief Executive Officer of DMX Music, Inc., a leading provider of music and in-store entertainment services via cable, satellite and the internet. In February 2005, DMX Music, Inc. and certain of its subsidiaries filed for protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to an agreement to sell all of the assets of DMX Music. From April 2000 to June 2003, Mr. Rozells served as Executive Vice President and Chief Financial Officer of Liberty Digital, Inc., a publicly-held new media and music content production and distribution company that was majority-owned by Liberty Media Corporation. From March 1998 to April 2000, Mr. Rozells was Senior Vice President, Finance and Treasurer of Starwood Hotels & Resorts Worldwide, Inc., and prior to his service at Starwood, Mr. Rozells held treasury and finance positions with The Walt Disney Company, Imperial Corporation of America and Allied Signal, Inc. Mr. Rozells is a Chartered Financial Analyst.

Director Compensation

Our director compensation program is as follows: each non-management director receives for his or her annual service a base amount of $35,000, or $40,000 in the case of members of the Audit Committee, other than the Chairman, and $45,000 in the case of the Chairman of the Audit Committee, customarily payable in shares of common stock. In addition, each non-management director receives $1,000 for each Board meeting attended in person and $500 for each telephonic meeting in which he or she participates, payable in shares of common stock or cash, at each director's election.

Each of our non-management directors receives additional compensation for service on particular committees, payable in either shares of common stock or cash, at each director's election. If a member of the Audit Committee attends more than five Audit Committee meetings during the year, he or she receives $1,000 for each additional meeting attended in person and $500 for each additional telephonic meeting in which he or she participated. Members of other committees receive $1,000 for each meeting of the respective committees attended in person and $500 for each telephonic meeting of the respective committees in which he or she participated.

Finally, each of our non-management directors receives for his or her service an annual equity award equal to the lesser of:

- 2,000 shares of our common stock; or

- the number of shares of our common stock having a value, on the date of grant, equal to $35,000 for 2008 or $40,000 for 2009 and thereafter.

The compensation payable for the prior fiscal year to non-management directors is determined at the first meeting of the Board following the end of the fiscal year. With respect to compensation payable in common stock, all shares of common stock are issued under one or more of our restricted stock and stock option plans, but shares are fully vested upon the date of grant. The number of shares to be issued are determined by dividing the applicable dollar amount, including amounts for which the director has elected to receive common stock, by the closing price of shares of our common stock on the date of grant, and rounding up to the next whole lot of 100 shares.

Each director is reimbursed for out-of-pocket expenses incurred in connection with his or her service on our Board.

Mr. Smith, who received compensation as an employee in 2008, did not receive any additional or separate compensation for his services as a director in 2008. Mr. Corcoran received compensation pursuant to an employment agreement with the Company, but did not receive any additional or separate compensation for his services as a director in 2008.

In 2008, the Compensation Committee undertook a comprehensive review of independent director compensation. In connection with that review, the committee engaged Towers Perrin to provide advice concerning the structure and competitiveness of FelCor's current program relative to independent director compensation programs at other similarly sized companies, including lodging REITs, with publicly-traded stock. Towers Perrin performed certain analyses and concluded that FelCor's current director compensation program provides under-market compensation to FelCor's independent directors, and submitted certain recommendations that would ensure that FelCor's independent director compensation program is competitive, appropriately compensates independent directors for their service on behalf of our stockholders and further aligns the interests of our independent directors with those of our stockholders. Nevertheless, in light of current economic circumstances, including the impact of the ongoing recession and capital market issues, the committee and the Board determined to make no changes to FelCor's independent director compensation program at this time.

The compensation provided to each independent director for his or her services during all or part of 2008 (including David C. Kloeppel, who resigned from the Board in March 2008) is set forth below:

2008 DIRECTOR COMPENSATION TABLE [a]

Name	Fees Earned or Paid in Cash ($)[b]	Stock Awards($)[b]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Melinda J. Bush	43,000	2,020	-	-	45,020
Robert F. Cotter	43,500	2,020	-	-	45,520
Richard S. Ellwood	48,000	2,020	-	-	50,020
Thomas C. Hendrick	45,000	2,020	-	-	47,020
David C. Kloeppel [c]	11,863	498	-	-	12,361
Charles A. Ledsinger, Jr.	55,000	2,020	-	-	57,020
Robert H. Lutz, Jr.	46,500	2,020	-	-	48,520
Robert A Mathewson	45,000	2,020	-	-	47,020
Mark D. Rozells [c]	33,637	1,522	-	-	35,159

_____

(a)   Mr. Smith, our President and Chief Executive Officer, and Mr. Corcoran, our Chairman received compensation as employees in 2008 and did not receive any additional or separate compensation for their services as directors in 2008. They are not included in this table because their compensation is described elsewhere in this Proxy Statement.

(b)   For 2008, the Board of Directors determined that all independent director compensation, other than the annual equity award, would be paid in cash rather than stock because the issuance of shares of common stock at historically low trading prices in lieu of paying cash would have been unfairly dilutive to our stockholders.

(c)   Compensation reflects partial year service in 2008.

Board Committees

The Board appoints committees to help carry out its duties. In particular, committees work on key issues in greater detail than would be practicable at a full Board meeting. Each committee reviews the results of its deliberations with the full Board.

The Board's standing committees currently consist of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Current copies of the charters for each of these committees, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics, may be found on the Investor Relations page of our website at www.felcor.com and are also available in print to any stockholder who requests them by writing to our corporate secretary at the address listed under "Questions" on page 50. A more detailed description of each of these committees is set forth below.

The Audit Committee oversees audits, accounting, financial reporting and internal control matters. The committee appoints, compensates, evaluates and terminates the independent registered public accounting firm that audits our financial statements. The committee consults with our independent registered public accounting firm and reviews their audit and other work. The committee also consults with our Chief Financial and Chief Accounting Officers and reviews our internal controls and compliance with corporate policies.

During 2008, the committee met prior to each earnings release to review the information to be reported and to examine any issues relating to the report of earnings. The committee also reviewed each Quarterly Report on Form 10-Q and the Annual Report on Form 10-K before filing. The directors currently serving on the Audit Committee are Messrs. Ledsinger (Chairman), Ellwood, Hendrick, Mathewson and Rozells, each of whom is independent in accordance with the listing standards of the NYSE. David Kloeppel served on the Audit Committee until his resignation in March 2008; during his tenure, he was also independent in accordance with the listing standards of the NYSE. The Board has reviewed the education, experience and other qualifications of each member of the Audit Committee. After review, the Board has determined that Messrs. Ledsinger and Rozells meet, and Mr. Kloeppel met during his tenure, the U.S. Securities and Exchange Commission's, or SEC's, definition of an "audit committee financial expert" and would be considered to be independent under the applicable rules of the SEC.

Currently, none of the members of our Audit Committee serve on the audit committees of three or more public companies.

The Audit Committee held five meetings in 2008.

The Compensation Committee reviews and recommends the compensation to be paid to our senior executive officers and advises the Board on the adoption of, and administers, employee benefit and compensation plans. The Compensation Committee currently consists of Ms. Bush and Messrs. Lutz (Chairman), Cotter and Ledsinger. Mr. Kloeppel also served on the compensation committee until his resignation in March 2008. Each member is independent in accordance with the listing standards of the NYSE.

The Compensation Committee held three meetings during 2008.

Scope of Authority

In accordance with its charter, the Compensation Committee:

- reviews and approves on an annual basis the corporate goals and objectives relevant to the compensation of our President and Chief Executive Officer and other executive officers, and evaluates such officers' performance in light of these goals and objectives;

- meets annually with our President and Chief Executive Officer to receive his recommendations concerning performance goals, his evaluation of our progress toward meeting these goals, and recommendations regarding compensation with respect to other executives and determines and approves, in consultation with our President and Chief Executive Officer, the compensation of our other executive officers;

- oversees and administers all equity-based incentive plans, establishes guidelines, rules and interpretations for such plans, approves and ratifies awards, and amendments thereto, made under any such plans, and reviews and monitors awards under such plans, and makes recommendations to our Board with respect to the establishment or amendment of incentive-compensation and equity-based plans;

- reviews the Compensation Discussion and Analysis as required by the SEC for inclusion in our annual proxy statement together with the committee's report;

- reviews annually director compensation levels and practices and, if determined to be appropriate, recommends changes in such compensation levels and practices to the Board, taking into account the considerations set forth in our Corporate Governance Guidelines;

- recommends to the Board guidelines or agreements with respect to severance, change in control or other termination payments to be made to executive officers, other officers and key employees and exceptions to those guidelines or agreements with respect to executive officers;

- approves any special or supplemental benefits provided to any director or any of our executive officers; and

- makes recommendations with respect to and, together with our other independent directors, determines and approves the compensation of, the President and Chief Executive Officer.

The committee's charter is reviewed annually by the committee and any recommended modifications or revisions are submitted to the Board for review and approval. For a further description of the committee's role, processes and procedures in determining or recommending the amount and form of executive and director compensation, see "Compensation Discussion and Analysis" beginning on page 21 and "Director Compensation" beginning on page 8.

Committee Composition

Each member of the committee has been determined by the Board to be "independent" under the rules of the NYSE. Additionally, no director may serve on the Compensation Committee unless that director (1) is a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (2) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The members of the committee were appointed by the Board at the recommendation of the Corporate Governance and Nominating Committee, and each member serves until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the committee may be removed, with or without cause, by a majority vote of the Board. Mr. Lutz was elected chairman of the committee by the Board, and, in that capacity, he chairs all regular sessions of the committee and sets the agendas for committee meetings.

In accordance with its charter, the committee has the exclusive right to engage or terminate independent compensation consultants; management has no such authority.

The Corporate Governance and Nominating Committee recommends to the Board candidates for election as directors, develops and recommends our Corporate Governance Guidelines, including criteria for membership on the Board and its committees, to the Board and considers other corporate governance issues. This committee currently consists of Messrs. Ellwood (Chairman), Ledsinger and Lutz, each of whom is independent in accordance with the listing standards of the NYSE.

The Corporate Governance and Nominating Committee held three meetings in 2008.

Director Nomination Process

In determining candidates to recommend for election, the Corporate Governance and Nominating Committee reviews a potential candidate's experience, expertise and other factors relative to the Board's composition, the continued appropriateness of Board membership for any director due to a change in his or her circumstances, and the performance as a director for incumbent directors. Our Corporate Governance Guidelines prohibit the nomination of any new director if he or she would be 70 or older at the time of election, or the nomination for re-election of any of our current directors if he or she would be 75 or older at the time of election. In addition, non-management directors are subject to a term limit of six consecutive full terms. The committee is also required to recommend for nomination as directors individuals that assure a majority of the Board's members are independent as required by the NYSE listing standards and the SEC's rules. The Corporate Governance Guidelines direct the members of the committee to take into account the following criteria, in addition to any other criteria they may consider appropriate:

- personal qualities and characteristics, accomplishments and reputation in the business community;

- current knowledge and contacts in the hotel industry or other industries relevant to our business;

- ability and willingness to commit adequate time to Board and committee matters;

- the fit of the individual skills and personality with those of other directors and potential directors in building an effective, collegial and responsive Board; and

- diversity of viewpoints, background and experience.

The committee currently has no fixed process for identifying new nominees for election as a director, thereby retaining the flexibility to adapt its process to the circumstances. The committee has the ability, if it deems it necessary or appropriate, to retain the services of an independent search firm to identify new director candidates. The committee has determined that it will give consideration to any potential candidate proposed by a member of our Board or senior management. The committee's current practice is that any non-incumbent director so proposed will be personally interviewed by at least two members of the committee, the Chairman of our Board and our Chief Executive Officer, and their assessment of his or her qualifications will be provided to the full committee.

For this annual meeting, the committee received no stockholder proposals for non-incumbent candidates and considered only the eligible incumbent directors, and Mr. Carlin, for nomination as directors. In evaluating these candidates, the committee reviewed and evaluated their qualifications and the performance of the incumbent candidates in accordance with the foregoing criteria.

Our policies and procedures regarding stockholder recommended candidates for director are contained in the Charter of the Corporate Governance and Nominating Committee. The committee may consider stockholder recommendations for candidates to serve on the Board. The committee will consider any candidate for director recommended by any beneficial owner, or group of beneficial owners, that has owned more than 5% of our outstanding common stock for at least one year. The committee will consider the candidate based on the same criteria established for selection of director nominees generally. The committee reserves the right to reject any candidate that has a special interest agenda other than the best interests of our Company and its stockholders, generally. Stockholders desiring to nominate persons for director should follow the following procedure:

- submit, in writing, the following information about the candidate: name, mailing address, telephone number, email address, resume, business history, listing of other past and present directorships and director committees, hotel industry experience and other relevant information; to the Corporate Governance and Nominating Committee, c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062-3933, Attention: Secretary;

- explain in the submission why the stockholder believes the candidate would be an appropriate member of our Board and the benefits and attributes that the candidate will provide to us in serving as a director;

- provide evidence of the requisite ownership of our securities along with the recommendation; and

- indicate whether we may identify the stockholder in any public disclosures that we make regarding the consideration of the director candidate.

For a candidate to be considered for nomination at the 2010 annual meeting, the submission must be received by us no later than January 10, 2010.

Other Committees. The Board has also established two other committees: an Executive Committee and a Finance Committee.

The Executive Committee was established to exercise broad powers on behalf of the Board. In practice, the Executive Committee generally meets when it is impractical to call a meeting of the full Board. In addition, the Executive Committee is often asked by the Board to undertake a preliminary investigation of any issue or question. The Executive Committee currently consists of Messrs. Corcoran (Chairman), Cotter, Lutz and Smith. The Executive Committee held one meeting in 2008.

The Finance Committee was established in 2009 to exercise broad powers on behalf of the Board as it relates to finance matters and financial transactions, in particular where the matters at hand may require more frequent meetings and consultation than practical for the full Board. The Finance Committee currently consists of Messrs. Smith (Chairman), Ellwood, Ledsinger and Rozells.

Corporate Governance

Board Performance

Each of our Board and the Audit, Compensation and Corporate Governance and Nominating Committees conducts an annual survey of its members regarding performance. The results of those surveys are then reviewed with a view to improving efficiency and effectiveness. In addition, the full Board reviews annually the qualifications and effectiveness of the Audit Committee and its members.

Executive Board Sessions

Our Board regularly meets in executive session, in the absence of members of management who are not directors, to discuss issues related to management performance and other matters. In addition, the independent directors meet regularly, without Messrs. Corcoran and Smith present, in connection with each regular Board meeting, with the chair of such meeting rotating among the independent directors.

Communications with Directors

Our Corporate Governance Guidelines provide that our stockholders and other interested parties may communicate their concerns about us and our business and affairs to the Board, the Chairman of our Board, or if the Chairman of our Board is a member of management, then to the Chairman of the Audit Committee, or the non-management directors, as a group. These communications should be sent in the form of written correspondence by mail addressed to the Board of Directors c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062-3933, Attention: Secretary. The communication should indicate whether it is intended for the entire Board, the Chairman of our Board or the Chairman of our Audit Committee (who will also be the recipient of communications intended for the non-management directors as a group), as applicable, or the non-management directors, as a group. The Secretary will forward all such correspondence to the Chairman of our Board or the Chairman of our Audit Committee, as applicable, who will determine what action, if any, will be taken concerning the correspondence and its contents. If the number of letters received through the foregoing process becomes excessive, the Board may consider approving a process for review, organization and screening of the correspondence by the Secretary or other appropriate person.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to our directors, officers and employees. A copy of this Code, as amended, is available from our website at www.felcor.com. We will also post on our website any waivers of the provisions of the Code made with respect to any of our directors or executive officers.

PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PwC served as our independent registered public accounting firm during 2008 and has been selected to serve in that capacity for 2009, unless the Audit Committee of the Board of Directors subsequently determines that a change is desirable. While stockholder ratification is not required for the selection of PwC as our independent registered public accounting firm, because the Audit Committee has the ultimate responsibility for the selection of our independent registered public accounting firm, the selection is being submitted for ratification at the 2009 annual meeting, solely with a view toward soliciting the stockholders' opinion. This opinion will be taken into consideration by the Audit Committee in its future deliberations.

A representative of PwC is expected to be at our 2009 annual meeting to respond to appropriate questions and to make a statement if desired.

Vote Necessary to Ratify the Selection

The selection of PwC as our independent registered public accounting firm for 2009 will be ratified if this proposal receives a majority of votes cast (assuming a quorum is present). Under the applicable rules, a broker would have the authority to vote **FOR** this proposal in the absence of contrary instructions from the beneficial owner.

Audit Fees

Fees billed by PwC for the integrated audit of our consolidated financial statements and internal control over financial reporting, and reviews of the quarterly financial statements included in our Quarterly Reports on Form 10-Q for the years 2008 and 2007 totaled $630,400 and $639,794, respectively. Services related to other regulatory filings totaled $40,500 and $50,120 for 2008 and 2007, respectively.

Audit-Related Fees

PwC fees for audits required by debt agreements were $125,000 in 2008. There were no audit-related fees paid to PwC in 2007.

Tax Fees

PwC billed $36,732 during 2007 for tax-related fees. The tax-related fees arose from consulting on tax audits of $30,952 and tax planning and advice of $5,780. There were no tax-related fees paid to PwC in 2008.

All Other Fees

There were no other fees billed by PwC during 2008 or 2007 for services to the Company.

Auditor Independence

In determining the independence of PwC, the Audit Committee considered whether the provision of the non-audit services is compatible with maintaining PwC's independence.

Audit Committee's Policy Regarding Pre-approval of Non-Audit Services

In 2002, the Audit Committee adopted a policy of pre-approving the nature and estimated amount of any significant non-audit services to be provided to our Company by its independent registered public accounting firm, taking into consideration the impact that the rendition of such services could have on their independence. The Audit Committee pre-approved all of the audit-related services and tax services rendered to us by PwC during 2008 and 2007.

The Board recommends a vote "FOR" ratification of the appointment of PwC as our independent registered public accounting firm for 2009.

STOCK OWNERSHIP

Principal Stockholders

The following table shows how much of our common stock was beneficially owned on March 27, 2009, by each person known to us to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Nature of Beneficial Ownership	Amount and Percent of Class [1]
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403	6,371,715[2]	9.8%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	4,215,013[3]	6.5%

_____

(1) Based upon 64,762,980 shares outstanding as of March 27, 2009.

(2) Based upon a Schedule 13G (Amendment No. 13) filed on February 6, 2009. As set forth in this Schedule, the securities are beneficially owned by one or more open or closed-end investment companies or other managed accounts that are advised by direct and indirect investment advisory subsidiaries of Franklin Resources, Inc., and the securities are held for the economic benefit of the clients of those investment advisory subsidiaries and other managed accounts.

(3) Based upon a Schedule 13G (Amendment No. 3) filed on February 13, 2009. As set forth in this Schedule, The Vanguard Group, Inc., an investment advisor, reported that it had sole voting power with respect to 83,293 shares, and sole dispositive power with respect to 4,215,013 shares, and that it held all of these shares on behalf of its advisory clients.

Security Ownership of Management

The following table shows how much of our common stock, Series A Preferred Stock and Series C Preferred Stock was beneficially owned on March 27, 2009 by the executive officers named in the Summary Compensation Table beginning on page 38, each nominee and continuing director, and all current directors and executive officers, as a group. Unless otherwise indicated, each person owns directly the number of shares shown after his or her name in the table below. None of the shares owned by such persons are subject to any pledge. The address of each of the persons listed below is c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, TX 75062-3933.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Class[1]	Amount and Nature of Beneficial Ownership of Series A Preferred Stock	Percent of Class[1]	Amount and Nature of Beneficial Ownership of Series C Preferred Stock[2]	Percent of Class[1]
Melinda J. Bush	14,600[3]	*	-	*	-	*
Thomas J. Corcoran, Jr.	421,198[4]	*	4,000	*	1,000	*
Robert F. Cotter	14,300	*	-	*	-	*
Michael A. DeNicola	151,274[5]	*	-	*	-	*
Richard S. Ellwood	52,726[6]	*	7,000[7]	*	-	*
Thomas C. Hendrick	7,200	*	-	*	-	*
Charles A. Ledsinger, Jr.	33,175	*	-	*	-	*
Robert H. Lutz, Jr.	36,700[8]	*	-	*	-	*
Robert A. Mathewson	431,317[9]	*	10,000	*	-	*
Troy A. Pentecost	102,551[10]	*	-	*	-	*
Mark D. Rozells	1,507	*	-	*	-	*
Richard A. Smith	740,112[11]	1.1%	-	*	10,000	*
Andrew J. Welch	146,153[12]	*	-	*	-	*
Jonathan H. Yellen	104,372[13]	*	1,000[14]	*	-	*
All executive officers and directors, as a group (14 persons) [15]	2,257,186	3.5%	22,000	*	11,000	*

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*   Represents less than 1% of the outstanding shares of such class.

(1)   Based upon 64,762,980 shares of common stock, 12,880,475 shares of Series A Preferred Stock and 6,798,000 Depository Shares representing 67,980 shares of Series C Preferred Stock outstanding as of March 27, 2009.

(2)   Reflects the number of Depository Shares held. Each Depository Share represents 1/100th of a share of Series C Preferred Stock.

(3)   The shares beneficially owned by Ms. Bush include (i) 7,700 shares of common stock held by Ms. Bush's IRA, and (ii) 2,000 shares held by a trust of which Ms. Bush is the beneficiary.

(4)   The shares beneficially owned by Mr. Corcoran include (i) 25,000 shares of common stock issuable pursuant to stock options that are currently exercisable; (ii) 3,101 shares of common stock issuable upon the conversion of 4,000 shares of Series A preferred stock; (iii) 30,000 shares of common stock held by TCOR Holdings, LLC, of which he is the sole beneficial owner; (iv) 2,310 shares of common stock held by his IRA; and (v) 143,000 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three or four-year period from the date of grant, subject to the satisfaction of certain conditions.

(5)   The shares beneficially owned by Mr. DeNicola include (i) 69,997 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three or four-year period from the date of grant, subject to satisfaction of certain conditions, and (ii) 10 shares held for his minor children.

(6)   The shares beneficially owned by Mr. Ellwood include (i) 2,200 shares held by trusts of which Mr. Ellwood is a beneficiary and trustee, (ii) 8,000 shares held by his IRA, and (iii) 5,426 shares of common stock issuable upon conversion of 7,000 shares of Series A preferred stock.

(7)   These shares are held by Mr. Ellwood's IRA.

(8)   The shares beneficially owned by Mr. Lutz include (i) 34,200 shares owned by Lutz Investments LP, a family partnership of which Mr. Lutz is a beneficiary, and (ii) 2,500 shares owned by Mr. Lutz's spouse.

(9)   The shares beneficially owned by Mr. Mathewson include (i) 208,333 shares of common stock held by RGC Leasing, Inc., of which Mr. Mathewson serves as President and is a stockholder, and (ii) 7,752 shares of common stock issuable upon conversion of 10,000 shares of Series A preferred stock.

(10)   The shares beneficially owned by Mr. Pentecost include 53,778 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions.

(11)   The shares beneficially owned by Mr. Smith include 465,531 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions.

(12)   The shares beneficially owned by Mr. Welch include (i) 15,000 shares of common stock issuable pursuant to stock options that are currently excercisable, (ii) 2,237 shares held by his IRA, (iii) 3,000 shares held in custodial accounts for his minor children, and (iv) 63,247 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to four-year period from the date of grant, subject to satisfaction of certain conditions.

(13)   The shares beneficially owned by Mr. Yellen include (i) 5,872 shares of common stock held by trusts of which Mr. Yellen is not the trustee for the benefit of Mr. Yellen's minor children, (ii) 53,778 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions, and (iii) 775 shares of common stock issuable upon the conversion of 1,000 shares of Series A preferred stock.

(14)   These shares are held by Mr. Yellen's IRA.

(15)   See footnotes (3)-(14) above.

MANAGEMENT

Executive Officers

FelCor has identified the following officers as "executive officers" as contemplated by the rules and regulations of the SEC:

Name	Age	Position(s) With FelCor	Officer Since
Richard A. Smith	46	President, Chief Executive Officer and Director	2004
Michael A. DeNicola	50	Executive Vice President and Chief Investment Officer	2001
Troy A. Pentecost	47	Executive Vice President, Director of Asset Management	2006
Andrew J. Welch	47	Executive Vice President and Chief Financial Officer	1998
Jonathan H. Yellen	41	Executive Vice President, General Counsel and Secretary	2006

Business Experience of Executive Officers

Information concerning the business experience of **Richard A. Smith** is set forth above under "Nominees for Election as Class III Directors."

Michael A. DeNicola joined FelCor in December 2001 as its Executive Vice President and Chief Investment Officer. Mr. DeNicola has more than 20 years experience in the hospitality industry. Prior to joining FelCor, he was a Principal and the Head of the Lodging and Leisure Group for Lend Lease Real Estate Investments. From 1992 to 2000, Mr. DeNicola held a number of leadership positions with Carlson Hospitality Worldwide, including Executive Vice President of Carlson Vacation Ownership, Senior Vice President of Planning, Mergers and Acquisitions, and Vice President of Operations. Prior to 1992, he served as Senior Manager and Director of Hospitality Services for Kenneth Leventhal and Company and Vice President of Hotel Investments for VMS Realty Partners.

Troy A. Pentecost, a hospitality veteran with more than a quarter century of industry experience, joined FelCor as Executive Vice President and Director of Asset Management in March 2006. He was Senior Vice President of Operations and Divisional Vice President of Operations for Remington Hotel Corporation from 2004 to 2006, where he was responsible for that company's operational and sales activity. Prior to joining Remington, Mr. Pentecost was employed by Wyndham International, Inc. in various management roles, including Regional Vice President, Area Director and General Manager, from 1993 to 2004. Mr. Pentecost also previously worked with Guild Hotel Management Company, where he served as Regional Vice President and Director of Operations.

Andrew J. Welch joined FelCor in July 1998 as its Vice President and Treasurer. He was named Senior Vice President and Treasurer in March 2001 and Executive Vice President, Chief Financial Officer and Treasurer in February 2006. Prior to joining FelCor, Mr. Welch had served as Vice President and Treasurer of Bristol Hotel Company from August 1997. Prior to joining Bristol, Mr. Welch held investment banking positions with Bank of America, N.A. and Citibank, N.A.

Jonathan H. Yellen joined FelCor in July 2006 as its Executive Vice President, General Counsel and Secretary. Prior to joining FelCor, Mr. Yellen was engaged in the private practice of law, from 2003 to 2006, with Damon & Morey LLP in Buffalo, New York, and from 2001 to 2003 in solo practice in New York City, specializing in mergers and acquisitions, corporate finance and securities law. Mr. Yellen previously served as Vice President and Associate General Counsel of Starwood Hotels & Resorts Worldwide, Inc. and Executive Vice President and General Counsel of Digital Lighthouse Corporation, as well as engaged in the private practice of law in New York with Fried Frank Harris Shriver & Jacobson LLP, and in New York and California with Latham & Watkins LLP.

Terms of Office and Relationships

Our named executive officers, or NEOs, are elected annually by our Board of Directors, typically at its first meeting held after each annual meeting and otherwise as necessary and convenient in order to fill vacancies or newly created offices. Each NEO holds office until a successor is duly elected and qualified or, if earlier, until retirement, death, resignation or removal. Any duly elected or appointed officer or agent may be removed by the Board of Directors whenever, in its judgment, our best interests will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

There are no family relationships among any of our current directors or executive officers. Except as described under "Election of Directors" above, none of our director nominees or continuing directors hold directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or pursuant to Section 15 (d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

There are no arrangements or understandings between any nominee for election as a director or officer and any other person pursuant to which that director was nominated or officer was selected.

Compensation Discussion and Analysis

This section contains a discussion and analysis of information regarding the compensation program in place for 2008 for Messrs. Smith, DeNicola, Pentecost, Welch and Yellen (our NEOs). FelCor's independent directors, upon the recommendation of the Compensation Committee, approve the compensation of Mr. Smith (our President and Chief Executive Officer). In addition, in consultation with Mr. Smith, the committee determines and approves the compensation of our other NEOs.

Objectives of Our Compensation Program

Our compensation program has three primary objectives:

- Attracting, retaining and motivating exemplary executive talent with a fair and attractive executive compensation program;

- Holding our executives accountable and rewarding them appropriately for successful business results; and

- Aligning the interests of our executives with our stockholders' long-term interests.

Our compensation program is comprised largely of fixed base salary, annual cash bonus compensation and annual grants of restricted shares of our common stock. Our program is designed so that each of these elements is generally viewed as equally significant in our total compensation package to reflect different, but equally important, purposes. The total compensation opportunities offered to our NEOs are sufficient to reduce the need for anything more than very limited executive perquisites or enhanced benefit programs beyond those that are typically available to all of our employees. The compensation program for our NEOs is intended to reinforce our business strategy and core values by ensuring that:

- Executive compensation levels are strongly dependent on realized performance results, appropriately balancing corporate and individual performance;

- Executive compensation levels take into account both the competitive market for the best executive talent and the relative internal contributions of each executive;

- Executive compensation practices reflect best practices in corporate governance; and

- Our executive compensation program is straightforward and easy to communicate and explain to our employees and stockholders.

Our Compensation Decision Process

General. The Compensation Committee, or the committee, meets regularly in advance of meetings of our Board of Directors and otherwise as our business requires throughout the year. Under a policy adopted by our Board of Directors, all committee meetings are generally open to all independent directors. In addition, from time to time, the committee invites other directors, management and such other persons as it deems appropriate to attend its meetings in order to assist it in carrying out its responsibilities. In discharging its duties, the committee has full access to all of our books, records, facilities, personnel, legal counsel and independent auditors. In addition, the committee has the power and authority to retain, at FelCor's expense, outside counsel or other experts as the committee may deem appropriate.

Customarily in the first quarter of each year, the committee reviews and approves any annual salary increases and restricted stock grants to our officers for the prospective year, including related performance-based vesting criteria, and annual cash bonus compensation for the prior year. The committee also establishes cash bonus performance criteria for the prospective year at that time. As part of this annual process, the committee reviews corporate performance relative to established criteria and circumstances and events that arose during the preceding period; the committee evaluates the individual performance of Mr. Smith (in his absence) and the other NEOs (together with Mr. Smith) and reports on these assessments to our other independent directors in executive session.

In addition to its routine activities, from time to time, the committee conducts reviews of our compensation policies and practices as they relate to executive compensation. The basic structure of our compensation program – for all officers and for NEOs – reflects findings and analyses in the FPL 2004 Report (as defined below). In addition, in 2006, the committee undertook a review of the competitiveness of our compensation program within the marketplace. The committee seeks to ensure that the compensation we provide to all of our employees, including our NEOs, is competitive with compensation offered by a group of similarly-situated companies with which we compete (our "Peer Group," identified in further detail below). To assist in making its comparison to the Peer Group, the committee may engage compensation consulting firms from time to time to provide information regarding the compensation practices of the Peer Group.

2006 Review – Competitive Compensation. During 2006, the committee engaged Bard Consulting, Inc. to review our overall compensation program and make recommendations in respect thereof to the committee (the "Bard Report"). At that time, our Peer Group consisted of other real estate investment trusts and hotel companies of similar size, including:

> Ashford Hospitality Trust, Inc.
> Crescent Real Estate Equities Company[1]
> Equity Inns, Inc.[1]
> Host Hotels & Resorts, Inc.[2]
> LaSalle Hotel Properties
> Strategic Hotel Capital Inc.[3]
> Sunstone Hotel Investors, Inc.

The Bard Report noted that our annual equity compensation and cash bonuses paid to our NEOs were not competitive, as they fell below the midpoint for our Peer Group. According to the Bard Report, these components did not achieve the committee's stated objectives of providing competitive compensation that attracts and retains talented executives over the long-term and ensures that our NEOs' interests are sufficiently aligned with those of our stockholders. The Bard Report recommended the following changes to our NEO compensation:

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[1] This company is no longer an independent public company.

[2] Data from Host Hotels & Resorts, Inc. was excluded from the analysis of base salary for NEOs (other than our CEO) because that company's base salaries for comparable executives were substantially above the average of the rest of the Peer Group.

[3] Now known as Strategic Hotels & Resorts, Inc.

- *Equity Compensation:* The value of restricted stock granted annually to NEOs other than the Chief Executive Officer should increase from 100% to 125% of base salary. For our Peer Group, the Bard Report noted that average target equity grants for similarly situated executives were 124% of base salary. Moreover, certain companies in our Peer Group pay long-term cash-based incentive compensation. The Bard Report noted that for our Peer Group, average long-term compensation, including cash and equity, was 140% of base salary.

- *Annual Cash Bonuses:* Annual cash bonuses should increase from a range of 20% to 80% of base salary, with a target amount equal to 50% of base salary, to a range of 37.5% to 112.5% of base salary, with a target amount equal to 75% of base salary. For our Peer Group, the Bard Report noted that average target annual cash bonuses for similarly situated executives were 69% of base salary.

The committee approved these recommendations in 2007, but deferred implementation until after we had substantially completed our portfolio-wide renovation program and our strategic plan had been fully articulated and approved in its final form, which occurred in 2008. Those recommendations are now fully implemented, effective with respect to 2008 and thereafter, for NEOs other than Mr. Smith. Changes to Mr. Smith's compensation were implemented in connection with the execution of his new employment agreement in 2007, as discussed further below.

Bard Consulting, Inc. did not provide any other services for us or the committee during the engagement. In addition, Bard Consulting, Inc. served exclusively at the direction of the committee, through its chairman, and took no direction from our management, although our management did provide relevant data and comments.

Mr. Smith's Compensation. In 2007, the committee undertook a review of Mr. Smith's expiring employment agreement. The committee took note of Mr. Smith's significant accomplishments since joining us in 2004 and his promotion to chief executive officer in 2006. The independent members of our Board of Directors (at the committee's recommendation) approved a new multi-year employment agreement with Mr. Smith based on:

- the importance of retaining a talented and experienced Chief Executive Officer;

- Mr. Smith's contributions to date including the successful completion of our disposition program, the development and implementation of a multi-year strategic plan, and the well-executed leadership transition from Mr. Corcoran, our founder; and

- the need to ensure that Mr. Smith remained focused and committed to the successful execution of our long-term strategic plan.

Generally, Mr. Smith's employment agreement created a stronger emphasis on our long-term corporate performance relative to the other elements of his compensation and relative to our CEO Peer Group (defined below). The details of the terms of Mr. Smith's current employment agreement are described in further detail under the heading "Employment Arrangement with Richard A. Smith" beginning on page 40 of this Proxy Statement.

The terms of Mr. Smith's employment agreement were established based on negotiations between Mr. Smith and Mr. Lutz, on behalf of the committee. Mr. Lutz negotiated the agreement based on the parameters approved by the committee and/or our Board of Directors. In connection with these negotiations, the committee authorized Mr. Lutz to engage FPL Associates Compensation to serve as compensation consultant. FPL Associates Compensation, which did not provide any other services for us or the committee during that engagement, served exclusively at the direction of the committee, through its chairman, and took no direction from our management.

At the direction of the committee, FPL Associates Compensation provided certain analyses of the proposed compensation arrangements and compared Mr. Smith's proposed compensation arrangements to the compensation arrangements currently provided to chief executive officers at comparable companies (the "FPL 2007 Report"). The following companies were used to evaluate the proposed compensation arrangements for Mr. Smith (the "CEO Peer Group"):

> Ashford Hospitality Trust, Inc.
> Choice Hotels Internationals, Inc.
> Eagle Hospitality Properties Trust, Inc.[4]
> Equity Inns, Inc.[4]
> Hersha Hospitality Trust
> Highland Hospitality Corporation[4]
> Host Hotels & Resorts, Inc.
> LaSalle Hotel Properties
> Lodgian, Inc.
> Strategic Hotels & Resorts, Inc.
> Sunstone Hotel Investors, Inc.

The companies comprising the CEO Peer Group were selected based upon their (i) ownership of and/or operation of similar real estate assets with a particular focus on public real estate investment trusts and (ii) similar market capitalizations.

In reviewing the information provided in the FPL 2007 Report, the committee determined that it would be appropriate to enter into a new agreement with Mr. Smith that would provide him with the *opportunity* to earn compensation at a level consistent with the 75th percentile of the CEO Peer Group, assuming certain levels of performance are achieved, and the committee authorized Mr. Lutz to negotiate an agreement on that basis. From time to time, Mr. Corcoran participated in discussions with the committee and FPL Associates Compensation to provide a perspective on historical and industry compensation practices. The committee believed an agreement that provided an opportunity to earn compensation at that level was appropriate given Mr. Smith's significant accomplishments, and the value we believed he brought us.

Delegation of Authority. In fulfilling its responsibilities, the committee may delegate any or all of its responsibilities to a member of the committee or to a subcommittee consisting of members of the committee. In 2008, in connection with reviewing the vesting period for restricted stock grants and the effective and fair use of performance criteria in connection with restricted stock grants, the committee delegated to Mr. Lutz, its chairman, the authority to engage Towers Perrin

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[4] This company is no longer an independent public company.

to provide its advice, analysis and input to the committee. That delegation terminated upon approval of certain modifications to our annual restricted stock grant program. In addition, after the committee approved our discretionary cash bonus pool for 2008, it delegated to Mr. Lutz the authority to approve bonus allocations ultimately submitted by Mr. Smith, subject to certain limitations. Currently, the committee has made no other delegation.

Role of Our Executive Officers in Compensation Decisions. In 2008, Mr. Smith attended each general meeting of the committee, except where the committee considered his individual compensation arrangements. In particular, Mr. Smith regularly provided the committee with input concerning our compensation policies as they relate to all of our employees, including our other NEOs. Mr. Smith provided input to the committee based on his annual performance evaluation of each NEO. Mr. Smith also discussed with the committee a compensation budget applicable to all of our employees.   Mr. Yellen typically attended committee meetings, acting as its secretary. In addition, Mr. Yellen provided the committee with legal advice concerning compliance with corporate, securities and tax laws and regulations relevant to the committee's activities and/or our compensation programs, as well as the committee's charter. Mr. Welch provided sensitivity and accounting analyses to assist the committee in its deliberations. The committee did not, however, make any adjustments to our executive compensation program solely on the basis of these analyses or evaluations. In 2008, the committee did not delegate any of its authority to anyone not on the committee.

Our Executive Compensation Program

Our executive compensation program is comprised primarily of cash compensation (base salary, annual performance-based cash bonuses and discretionary cash bonuses) and equity compensation (annual grants of restricted stock), as well as certain other benefits discussed below. The committee has relied heavily on analyses and recommendations contained in a report prepared by FPL Associates Compensation in 2004 (the "FPL 2004 Report") in establishing the basic structure of our equity compensation program. Because the committee places similar weight on each of the three principal components of our program, compensation for our NEOs is inherently weighted more heavily toward cash compensation. The committee regularly reviews the amount and mix of compensation and may make changes to the compensation program that are designed to keep our compensation competitive with members of our Peer Group. To ensure our competitiveness with our Peer Group, the committee aims to provide the *opportunity* for our NEOs (other than Mr. Smith) to earn compensation at a competitive level consistent with the 50th percentile of our Peer Group, assuming they achieve certain levels of performance. As previously mentioned, the committee strives to provide the opportunity for Mr. Smith to earn a compensation level consistent with the 75th percentile of our CEO Peer Group, assuming certain levels of performance are achieved.

Cash Compensation: Base Salary. The committee believes a significant portion of the compensation that is provided to NEOs should be provided in the form of a fixed and liquid base salary because it provides executives with a base level of monthly income. Base salary for NEOs for any given year is generally fixed by the committee at its first meeting each calendar year, with any raises effective retroactive to the first day of that year. Currently, only Mr. Smith has an employment agreement that provides for a minimum level of salary. For the other NEOs, the committee is free to set base salary at any level it deems appropriate. In setting base salary, however, the committee generally adheres to our past practice with respect to all of its employees of increasing base salary to reflect only increases in the cost-of-living over prior year. Increases in base salary above a cost-of-living adjustment on a year-over-year basis are generally driven by exceptional performance, the promotion of an employee or retention concerns with respect to an employee. In addition to the foregoing considerations, the committee is mindful of its overall goal to keep cash compensation for NEOs competitive. For the NEOs, other than Mr. Smith, 2008 base salaries were increased by four percent to reflect increases in the cost-of-living over prior year. Mr. Smith's base salary was increased in 2007 as a result of the negotiation of his employment agreement.

Despite the committee's historical practice of approving annual salary increases to reflect increases in cost of living, the committee took note of the extraordinary economic circumstances that affected the U.S. and global markets in 2008, which continue to challenge FelCor and the lodging industry as a whole. Because of these economic challenges, management recommended, and the committee agreed, that the base salaries of our NEOs and our other officers should not be increased in 2009.

Base salaries for each of our NEOs for 2009, which are the same as they were for 2008, are as follows:

	2009 Salary
Richard A. Smith	$600,000
Michael A. DeNicola	321,360
Troy A. Pentecost	321,360
Andrew J. Welch	321,360
Jonathan H. Yellen	321,360

Cash Compensation: Performance-Based Annual Bonus

Philosophy. The committee has two underlying philosophies that it generally adheres to in administering the annual bonus program. First, the committee believes that a substantial portion of the compensation we pay should be "at risk" based on progress toward achieving annual performance criteria. Second, the committee believes that all employees should be eligible to participate in the program and be subject to the same Company-wide objective performance criteria and evaluation. At the beginning of each year, the committee approves the objective performance goals that are applicable to every one of our employees. When determining an employee's annual cash bonus, these objective performance goals are weighted roughly the same as an employee's satisfaction of individual performance goals approved either by the committee or the employee's supervisor, as the case may be. The committee may also consider circumstances and events that arose throughout the year that it determined were relevant, in addition to the pre-determined performance criteria.

In all cases, certain levels of performance – first, at the corporate level and second, at the individual level – are required to achieve any bonus under this program, and the failure to meet these levels of performance can result in no cash bonus being awarded. The committee has the discretion to adjust performance criteria to the extent actual performance is adversely affected by circumstances outside management's control. In addition, the committee, at all times, retains the discretion, separate and apart from the customary annual bonus program, to award greater or lesser bonuses if pre-determined criteria are exceeded or not achieved, depending on circumstances.

Annual performance-based bonuses are included in our NEO compensation because they permit the committee to incentivize our NEOs, in any particular year, to pursue particular objectives that the committee believes are consistent with our overall goals and the strategic direction set by our Board of Directors. Target bonuses are set each year by the committee, and bonuses are paid after performance is reviewed by the committee following year-end.

Potential Bonus Ranges; Setting Performance Criteria. For 2008, the committee approved a potential annual cash bonus range (on a sliding scale) for each NEO, other than Mr. Smith, equal to 37.5% to 112.5% of base salary, with a target amount equal to 75% of base salary, which, based upon the Bard Report, more closely reflects annual cash bonus opportunities for similarly-situated executives within our Peer Group. In accordance with the terms of his employment agreement, Mr. Smith's potential 2008 bonus ranged on a sliding-scale from 50% to 200% of base salary, with a target amount equal to 100% of base salary.[5]

The actual percentage of base salary paid depended upon the achievement of corporate performance criteria for 2008, as described below; however, a portion of each NEO's potential bonus was also "at-risk" based on the committee's assessment of individual performance, as well as the committee's review of circumstances and events that arose throughout 2008.

- Corporate Performance: For 2008, consistent with past practice, the committee adopted a target level of funds from operations, or FFO,[6] as adjusted by the committee ("adjusted FFO") of $2.35 per share as the relevant corporate performance criterion for the year, which was recommended by management based upon the 2008 budget approved by the Board of Directors. The committee selected FFO as its benchmark for operating performance because it is helpful in evaluating a real estate company's operations. FFO takes into account our capital structure, excludes gains and losses on the sale of properties and adds back depreciation and amortization. Our independent directors ratified the corporate performance benchmark insofar as it is applicable to Mr. Smith.

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[5] Mr. Smith's cash bonus range differs from the cash bonus range applicable to each other NEO because Mr. Smith's bonus range was determined as a result of negotiating his employment agreement in 2007 and reflects, in part, the advice to the committee set out in the 2007 FPL Report and not the earlier studies. In the course of negotiating Mr. Smith's employment agreement, the committee confirmed that the proposed bonus range was consistent with its goal to have Mr. Smith's total compensation opportunity target the 75th percentile of the CEO Peer Group.

[6] FFO is a recognized industry measure of performance for REITs. FFO is defined as net income or loss (computed in accordance with generally accepted accounting principles), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Please see Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for further discussion and a detailed reconciliation of FFO to our financial statements found elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations.

For 2008, the applicable bonus range for all of our employees corresponded to the achievement of 90% to 110% of our FFO benchmark. That range extends from a minimum, or threshold, level of achievement that, based on the budget approved in February each year, merits payment of a bonus (which the committee expects us to achieve), to a realistic target performance based on our projections (which the committee believes we should achieve), to superior, or stretch, performance criteria that could be achieved if strategic initiatives are particularly well-implemented (which the committee believes would require extraordinary efforts on the part of our executives and other employees). The following table represents the range of potential cash bonuses, based on corporate performance, and actual corporate performance in 2008 for our NEOs other than Mr. Smith:

Level of FFO Benchmark	Percentage of Target FFO	Corresponding FFO per Share ($)	Potential Bonus, as a Percentage of Base Salary
Threshold	90.0%	$2.11	37.5%
Target	100.0	2.35	75.0
Stretch	110.0	2.57	112.5
2008 FFO per share	*84.7%*	*$1.99*	*0.0%*

- Individual Performance: Specific individual performance objectives are developed annually through an iterative process. For 2008, each NEO (other than Mr. Smith) submitted proposed individual performance plans to Mr. Smith, who reviewed each proposal with the relevant NEO. Mr. Smith then recommended those proposals, as modified based on his review, to the committee for its consideration; at the same time, Mr. Smith submitted his own proposed individual performance plan to the committee for its consideration. In both general and executive session, the committee undertook substantive discussions of each NEO's proposed performance plan and consulted with Mr. Smith concerning proposals for the other NEOs. The committee considered whether the plans accurately reflected the role of the particular NEOs and the nature of their responsibilities in general and in the overall context of our near-term and long-term corporate strategy. In addition, when approving individual performance plans, the committee strove to ensure that:

  - the incentives provided to the NEOs are consistent with the strategic goals set by our Board of Directors;

  - the performance standards are sufficiently ambitious so as to put the bonus compensation "at-risk";

  - performance standards are sufficiently objective and permit an objective review of achievement at year-end; and

  - bonus payments will be consistent with the overall NEO compensation program established by the committee.

Performance Reviews and Determination of Cash Bonuses. The committee reviews the individual performance of each NEO against his individual performance plan, taking into consideration facts and circumstances that arose during the year, shortly after the end of each year and the role and function of each of our NEOs, including the interplay between function and corporate strategy.

The following table summarizes the actual bonuses paid in respect of 2008 to our NEOs under our annual cash bonus program, relative to salary and to potential bonuses:

	2008 Base Salary ($)	Potential Bonus ($)			2008 Bonus ($)
		Threshold	Target	Stretch	
Richard A. Smith	600,000	300,000	600,000	1,200,000	–
Michael A. DeNicola	321,360	120,510	241,020	361,530	–
Troy A. Pentecost	321,360	120,510	241,020	361,530	–
Andrew J. Welch	321,360	120,510	241,020	361,530	–
Jonathan H. Yellen	321,360	120,510	241,020	361,530	–

Because we failed to achieve our corporate performance benchmark FFO for 2008, none of our NEOs were paid annual cash bonuses under our performance-based annual bonus program. However, as noted in the following discussion, the committee did award modest non-plan discretionary bonuses to all of our employees, including our NEOs, for 2008 based on actual performance.

Cash Compensation: Discretionary Bonuses

The following table summarizes the discretionary bonuses paid in respect of 2008 to our NEOs:

	Discretionary Bonus ($)	Percent of Threshold Bonus
Richard A. Smith	73,837	24.6%
Michael A. DeNicola	45,873	38.1%
Troy A. Pentecost	45,873	38.1%
Andrew J. Welch	45,873	38.1%
Jonathan H. Yellen	45,873	38.1%

The committee recognized that corporate performance benchmarks established in February 2008 could not have taken into consideration the deep global recession that took hold in 2008 following the failures or near failures of major financial institutions, including Bear Stearns, Lehman Brothers, Merrill Lynch and AIG, among others, and related circumstances, such as gridlock in the capital markets (especially with respect to financing commercial real estate) and steeply rising unemployment. The committee recognized that these circumstances and events imposed adverse conditions entirely outside the control of FelCor, its management and employees, and also recognized the combined efforts of FelCor's employees to minimize the adverse impact as the recession set in. In particular, the committee noted that, in the face of such adverse conditions, FelCor had surpassed nearly every other North American lodging REIT and hotel company in terms of RevPAR performance and achieved significant market share gains and exceptional operating margin preservation.

In that light, the committee considered and approved an $829,190 discretionary bonus pool (which amount is equal to ten percent of the aggregate 2008 base salaries of our employees and is approximately 22% of the aggregate bonuses that could have been paid in respect of 2008 under our annual performance-based bonus plan at the target performance level) to be paid to our employees as initially allocated by Mr. Smith and subsequently approved by Mr. Lutz, on behalf of the committee. (Messrs. Corcoran's and Smith's participation in this discretionary bonus pool was ratified by our independent directors.) With regard to our NEOs, their respective discretionary bonuses represented smaller percentages of the threshold amounts they would have received had we achieved the 2008 threshold performance target under our annual bonus plan, as compared to our other employees, who generally received discretionary bonuses equal to 40% of their respective 2008 threshold amounts under our annual bonus plan. The committee determined that the discretionary bonuses to be paid to our NEOs should be adjusted to reflect their greater responsibility for FelCor's overall performance during 2008.

Equity Compensation: Restricted Stock Awards

General.   The committee believes that a substantial portion of total compensation should be delivered in the form of equity in order to align the interests of our NEOs with the interests of our stockholders. Under our equity compensation plans, we may issue restricted stock, stock options or both; however, since 2001, we have issued shares of restricted stock (as opposed to stock options) as equity compensation, which reflects the trend among other REITs and the committee's conclusion that, because REITs must pay out a higher portion of earnings than a typical company, increases in stock price alone (which is required to realize the value of stock options) are not a completely accurate measure of success. Recipients of shares of our restricted stock are entitled to distributions on such shares, whether or not such shares have vested.

In 2005, the committee recognized that most of our competitors for executive talent had restricted stock programs with some grants subject to time-based vesting only and some subject to additional performance-based vesting elements. The committee determined to implement a hybrid structure using performance-based vesting elements in addition to time-based vesting. Within this structure, one-half of each annual restricted stock grant was time-based and vests at the end of four years if the grantee is still employed by us at that time, and the remainder of each annual grant was based on corporate performance and vests over four years in equal parts subject to (i) continued employment with us on each vesting date <u>and</u> (ii) achievement of performance criteria that the committee determines annually (described in detail below).

Setting Corporate Performance-Based Vesting Criteria. Annual performance measures apply to all shares of restricted stock that are subject to performance-based vesting and are eligible for vesting in that year, including those shares vesting in that year from prior years' grants. In addition, if performance goals are missed in any year, the affected shares are not immediately forfeited, but remain outstanding with another opportunity to vest on the fourth annual vesting date based upon a four-year performance measure determined by the committee at the time of the original grant, subject to continued employment by us on that later vesting date. The one-year and four-year vesting periods were implemented to avoid penalizing our executives if corporate performance failed to satisfy the performance-based conditions in any given year, but we still met our long-term performance objectives.

Accelerated Annual Vesting Criteria. The committee believes the accelerated annual vesting criteria should reflect a realistic expectation of performance based on our projections, and the committee expects that our executives should achieve these measures.

In 2008, the committee established a single performance-based vesting criterion – adjusted FFO per share – applicable to annual accelerated vesting of restricted stock. Annual accelerated vesting was also modified so that vesting of shares eligible for accelerated vesting occurs on a sliding scale, with 100% of the shares vesting if we achieve at least our target adjusted FFO (for 2008, $2.35 per share), decrementing on a straight-line basis to 75% of those shares vesting for achievement at or below a minimum threshold of adjusted FFO (for 2008, $2.11 per share). *(Our actual adjusted FFO for 2008, $1.99 per share, was below the minimum threshold; consequently, only 75% of the shares eligible to vest in respect of 2008 on an accelerated basis vested.)* This change is applicable to shares eligible to vest on an annual accelerated basis beginning in 2009, regardless of the grant date.

Prior to 2008, annual performance-based vesting was subject to two separate measures: achievement of (i) at least targeted adjusted FFO per share and (ii) a minimum total annual stockholder return, including dividends, of at least 15%. Those criteria, set annually, were equally applicable to grants made in prior years to the extent those grants provided for accelerated performance-based vesting that could occur in the following year.

The committee concluded in 2008 that correlating a *range* of adjusted FFO to the number of shares that vest rather than using an "all-or-nothing" adjusted FFO vesting threshold would enhance the performance incentive sought by the committee. At the same time, the committee eliminated the use of a one-year total stockholder return metric in order to avoid the unintended emphasis on external factors (such as broad trends in the overall economy) that are outside of management's control or direct influence and do not necessarily relate to management's progress toward achieving operating or strategic objectives as defined by our Board. The committee expects that, for future accelerated annual vesting, the methodology established in 2008 will be similarly utilized with reference to targets established by the Board each year.

Four-Year Vesting Criteria. To the extent shares fail to vest on an accelerated basis, they can still vest at the end of a four-year vesting period based upon the achievement of separate performance criteria established for that period when the grant is made. These criteria may be modified by the committee at any time; however, the committee has never exercised its discretion in that regard.

For grants made prior to 2008, the four-year performance-based vesting criterion was achievement of at least a 10% total stockholder return, calculated as annually compounding appreciation of our share price plus dividends paid.

In 2008, the committee established two four-year performance vesting criteria, considered in order:

- Relative stockholder return, which is determined by reference to stockholder returns achieved (including dividends paid) during the four calendar years immediately preceding the vesting date, relative to other lodging REITs that, throughout that four-year period, have had publicly-traded equity. The committee determined that relative stockholder return provides a meaningful link to market performance, while limiting the impact of the cyclical swings in the market and the lodging industry over the reference period.

- Cumulated adjusted FFO, which is determined by combining actual adjusted FFO achieved for the four calendar years immediately preceding the vesting date. The committee determined that achievement of a range of adjusted FFO correlates closely to strategic and operating objectives established by our Board, management's progress toward achieving those objectives and overall progress toward achieving long-term strategic goals.

Shares will vest, <u>first</u>, on a sliding-scale basis, depending on whether the Company's relative stockholder return for the relevant years meets or exceeds that of the 25th percentile of the Company's peer group (in which case, 50% of the shares eligible to vest will vest) to at least that of the 75th percentile of the Company's peer group (in which case, 100% of the shares eligible to vest will vest). <u>Second</u>, any remaining shares will vest on a sliding-scale basis depending on whether our cumulative adjusted FFO for the relevant years meets or exceeds the cumulative targeted adjusted FFO for those four years (in which case, 100% of the remaining shares eligible to vest will vest), decrementing to at least cumulative "doable" adjusted FFO for those four years (in which case, 50% of the remaining shares eligible to vest will vest). As with prior year grants, any shares that fail to vest because neither criterion is satisfied will be forfeited automatically and immediately by the grantee and will no longer be outstanding.

2008 Grants of Restricted Stock. In February 2008, the committee recommended, and the Board authorized, that we grant 98,400, 33,000, 33,000, 33,000 and 33,000 shares of restricted stock to Messrs. Smith, DeNicola, Pentecost, Welch and Yellen, respectively, under our equity compensation plans, based on the closing price of our common stock, $12.20, on February 21, 2008. Award numbers were rounded upward to the nearest whole lot of 100 shares. These shares will vest based upon the formulas and criteria described above.

2008 Vesting of Prior-Year Grants. Certain shares of restricted stock, which were granted in years prior to 2008 subject to time-based and performance-based vesting, vested in 2008 as follows:

	Time-Based Vesting	Performance-Based Vesting[7]	Total
Richard A. Smith	32,500	-	32,500
Michael A. DeNicola	10,771	3,194	13,965
Troy A. Pentecost	4,000	-	4,000
Andrew J. Welch	5,523	1,595	7,118
Jonathan H. Yellen	4,000	-	4,000

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[7] We failed to achieved our 2007 FFO target of $2.13 per share or a minimum stockholder return, including dividends, of 15%; consequently, shares of restricted stock subject to annual vesting based on those criteria did not vest in 2008. However, shares granted in 2004 that were subject to four-year performance-based vesting and had not previously vested pursuant to accelerated annual performance-based-vesting nonetheless did vest in 2008 because we achieved the four-year performance-based vesting criteria applicable to those grants, a 10% total stockholder return, calculated as annually compounding appreciation of our share price plus dividends paid.

2008 Revisions to our Annual Restricted Stock Grant Program. In 2008, the committee revisited this structure and confirmed the importance of retaining a significant performance factor in our equity compensation program. However, after a preliminary review of trends and prevailing practices within our Peer Group and other public companies, the committee undertook a review of how performance affects the program and individual grantees. With the guidance of Towers Perrin, an independent consulting firm engaged to evaluate our current structure both relative to our peers and on an absolute basis to ensure we were achieving our desired goals, the committee determined to modify our long-term incentive strategy to incorporate performance measures exclusively in connection with determining the number of shares of restricted stock to be granted and to provide for three-year time-based vesting. The number of shares to be granted will continue to be determined by value, based upon percentages of grantees' base salaries (which percentages remain unchanged for our NEOs – 200% for Mr. Smith and 125% for our other NEOs), as previously adopted by the committee upon recommendations set out in the FPL 2004 Report and the Bard Report. One half of the shares granted are exclusively time-based, granted without reference to performance, and vest ratably over a three-year period. The other half of the shares are performance-based awards that, once granted, also vest ratably over three years. With regard to the performance-based portion of the grants, the committee has decided to look exclusively to achievement of FFO for the prior year, along the same scale used for our annual performance-based cash bonus plan because FFO correlates closely to the strategic and operating objectives established by our Board:

- If the Company achieves its targeted performance, grantees are granted 100% of potential performance-based awards.

- If performance is at or below the threshold level, grantees are granted 50% of potential performance-based awards.

- If performance meets or exceeds the stretch level, grantees are granted 150% of potential performance-based awards.

- If performance falls between threshold and stretch, the performance-based awards are determined by linear interpolation between 50% and 150% of the target award.

The committee concluded that by using performance to adjust the number of shares granted as described above, grantees share equally in the downside risk and upside reward if we fall below or exceed targeted performance. The committee also determined that three-year ratable vesting is more consistent with trends and prevailing practices among our Peer Group.

The committee determined that the foregoing changes would become effective for annual grants commencing in 2009.

2009 Restricted Stock Grants: Impact of the Global Recession – Alternative Grants. When the committee met in February 2009, it reconfirmed its fundamental philosophy that our officers should receive a significant portion of their compensation in the form of long-term compensation, the amount of which is determined (in part) based upon performance and which would be subject to multi-year vesting. At the same time, in light of historically low trading prices for our common stock (due largely to the extraordinary circumstances affecting the worldwide economy that arose in

2008 and are continuing), the committee considered whether issuing the full number of shares of restricted stock – at these historically low trading prices – under our equity compensation plans pursuant to the previously adopted program would be unduly dilutive to our stockholders. Further, the committee took into consideration that the number of shares authorized under our equity compensation plans was intended to provide sufficient shares for annual grants to be made through 2011. The issuance of the full number of restricted shares at current prices would exhaust the shares available under our equity compensation plans this year.

In light of these considerations, the committee concluded that, in lieu of issuing the full number of shares of restricted stock at abnormally low prices, we would instead limit the number of shares to be issued (the value of which was calculated based upon $1.01 per share (the closing price of our common stock on February 19, 2009)) and pay cash to our officers in an amount equal to the balance of the value of restricted stock that would otherwise have been granted under the program. The number of shares issued (564,810 shares) is approximately one-third of the shares available for issuance under our equity incentive plans after issuing 16,000 shares, in the aggregate, to our independent directors as a portion of the consideration for their 2008 service. The committee determined that because the remaining shares under equity compensation plans were originally intended to be sufficient for three more years, granting one-third of those shares this year would be consistent with the stockholders' original expectations. At the same time, given that the program contemplates that grantees would be granted shares of restricted stock having a set value, as of the grant date, the committee determined that the difference in the value of the shares granted in 2009 to each grantee and the value of the restricted stock that would have customarily been granted under normal conditions would be made up with cash payments. These cash payments would be our contingent obligations and would be paid by us in accordance with the same vesting and forfeiture provisions applicable to our restricted stock grant program and our change in control and severance agreements. Consequently, the cash payment obligation would be contingent upon continued employment and not be payable until the scheduled vesting dates beginning next year, thereby preserving cash for more immediate needs.

The following table summarizes the grant-date value, number of shares of restricted stock grants and total contingent cash payments granted to our NEOs with respect to the 2009 hybrid grants:

	Grant-Date Value ($)	Shares Granted (#)	Total Contingent Cash Payments ($)
Richard A. Smith	900,000	122,590	776,184.10
Michael A. DeNicola	301,275	41,037	259,827.63
Troy A. Pentecost	301,275	41,037	259,827.63
Andrew J. Welch	301,275	41,037	259,827.63
Jonathan H. Yellen	301,275	41,037	259,827.63

The committee will take into consideration market conditions, the best interests of our stockholders and other relevant circumstances in future years to determine whether we will return to our customary annual restricted stock grant program.

Perquisites

We provide limited perquisites to our NEOs, although the committee reviews perquisites provided to NEOs and to executives at companies within our Peer Group to ensure that our executive compensation remains competitive and fair. Each of our NEOs participates in the health and welfare benefit plans and fringe benefit programs generally available to all of our employees. In addition to these health and welfare benefit plans, each of our NEOs is eligible to participate in our supplemental health insurance program. We pay the $13,000 deductible for each NEO that participates in this program. Please see the Summary Compensation Table for a summary of the amounts paid on behalf of each NEO pursuant to this program.

Deferred Compensation

Our deferred compensation plan was terminated by our Board in February 2009 due to lack of participation. Prior to that time, the plan allowed certain employees, including our NEOs, to defer receipt of salary and/or bonus compensation and our directors to defer receipt of their fees. No deferrals of compensation were made by any eligible officers or directors in 2008, and our deferred compensation plan made a final distribution to Mr. DeNicola, the sole remaining participant, in January 2009.

Post-Termination Compensation

Change in Control and Severance Agreements. We have entered into change in control and severance agreements with certain employees, including each NEO. These agreements provide for payments and other benefits if the officer's employment terminates for a qualifying event or circumstance, such as being terminated without "cause" or leaving employment for "good reason," as these terms are defined in the agreements. In 2007, the committee authorized revisions to these agreements to ensure that they conform to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder and to provide that the cash severance payments to be made under certain circumstances reflect current compensation levels. Under the change in control and severance agreements with respect to each NEO, upon the termination of his employment by us other than for Cause, Retirement or Disability (each as defined in the agreements) or by him for Good Reason (as defined in the agreements), the NEO would receive, among other benefits, a severance payment in an amount equaling 2.99 multiplied by the sum of his current base salary plus the greater of current year target cash bonus or average cash bonus for the preceding three years. Additional information regarding these agreements, including a definition of key terms and a quantification of benefits that would have been received by our NEOs had termination occurred on December 31, 2008, is found under the heading "Change-in-Control and Severance Payments" beginning on page 43 of this Proxy Statement.

The committee believes that these arrangements are an important part of overall compensation for our NEOs. The committee believes that these arrangements will help to secure the continued employment and dedication of our NEOs, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or following a change in control. The committee also believes that these arrangements are important as a recruitment and retention device, as many of the companies with which we compete for executive talent have similar agreements in place for their senior employees.

401(k) and Savings Plan

We maintain a 401(k) Plan, which is generally available to all employees. We make "matching" contributions to the 401(k) Plan equal to 150% of amounts contributed by participating employees, subject to specified limits. Each of our NEOs contributed $15,500 (except for Mr. DeNicola, who contributed $20,500) to our 401(k) plan in 2008. In 2008, we made the maximum matching contribution ($23,250) to our 401(k) plan on behalf of each NEO.

Other Retirement Benefits

We have no formal pension or retirement plan other than our 401(k) plan. The committee believes that providing such benefits to our NEOs at this time would be inconsistent with prevailing practices in the marketplace and difficult to justify to our other employees and investors. Moreover, those companies that do provide formal pensions and other retirement benefits often do so as a means of retaining employees over the long-term. The committee believes that our current compensation program and benefits are sufficiently attractive to our current executive team as to make implementing such other benefits in order to retain such employees over the long-term unnecessary at this time.

Stock Ownership Guidelines

In 2007, the Corporate Governance and Nominating Committee established stock ownership guidelines for our NEOs to ensure that they each share the same risks with respect to their FelCor stock as our other stockholders. Mr. Smith, as our chief executive officer, is expected to hold shares of our common stock worth at least five times his base salary, and Messrs. DeNicola, Pentecost, Welch and Yellen are each expected to hold shares worth at least three times their respective base salaries, in each case to be accumulated over a five-year period and maintained thereafter. The Corporate Governance and Nominating Committee reviews each NEO's holdings at least once annually. Shares of restricted stock are included in determining whether our executive officers' holdings are consistent with established ownership guidelines. In addition, we have a strict policy that prohibits our executive officers from engaging in selling our common stock short or engaging in hedging or offsetting transactions regarding our common stock.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in this Proxy Statement.

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Robert H. Lutz, Jr. (Chairman)
Melinda J. Bush
Robert F. Cotter
Charles A. Ledsinger, Jr.

Executive Compensation

The following tables show the compensation of our Chief Executive Officer, Chief Financial Officer and our three other most highly paid executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) [a]	Non-Equity Incentive Plan Compensation ($) [b]	All Other Compensation ($) [c]	Total ($)
Richard A. Smith	2008	600,000	73,837[d]	1,985,042	-	36,250	2,695,129
President	2007	536,250	-	1,068,783	438,670	36,250	2,079,953
Chief Executive Officer [e]	2006	500,000	-	800,197	400,000	22,500	1,722,697
Andrew J. Welch	2008	321,360	45,873[d]	236,233	-	36,250	639,716
Executive Vice President	2007	309,000	-	210,195	104,649	36,250	660,094
Chief Financial Officer [f]	2006	300,000	-	152,634	240,000	22,500	715,134
Michael A. DeNicola	2008	321,360	45,873[d]	259,362	-	36,250	662,845
Executive Vice President	2007	309,000[g]	-	275,754	161,800	36,250	782,804
Chief Investment Officer	2006	287,278[g]	-	271,853	283,530	22,500	865,161
Troy A. Pentecost	2008	321,360	45,873[d]	235,368	-	36,250	638,851
Executive Vice President	2007	309,000	-	146,265	184,649	36,250	676,164
Director of Asset Management	2006[h]	205,449	-	91,042	164,384	11,250	472,125
Jonathan H. Yellen	2008	321,360	45,873[d]	235,368	-	36,250	638,851
Executive Vice President	2007	309,000	-	146,265	104,649	36,250	596,164
General Counsel and Secretary	2006[i]	150,000	79,106[j]	36,417	120,000	119,991	505,514

_____

(a) Aggregate amounts recognized as compensation cost under FAS 123R including both service condition and performance condition. We applied a fair-value-based measurement method in accounting for share-based payment transactions and to record compensation costs for all awards granted after January 1, 2006. For grants awarded prior to 2006, we recorded compensation expense for the unvested portion of previously granted awards that remain outstanding as such awards continue to vest using the modified prospective method under FAS 123R. In valuing the grants awarded after 2005 with market performance conditions, we used a Monte Carlo simulation to compute the contract's value based on the payout and vesting schedules. The model assumes that FelCor's stock price follows a geometric Brownian motion. Volatility was calculated using historical stock price data over the last four years preceding the date of the grant.

(b) For a more complete description of the amounts awarded please see the discussion in Compensation Discussion and Analysis under the heading "Cash Compensation: Performance-Based Annual Bonus," beginning on page 27.

(c) See "All Other Compensation from Summary Compensation Table" for information as to items in this column.

(d) Discretionary bonus approved by the Compensation Committee with respect to 2008.

(e) In February 2006, the Board of Directors appointed Mr. Smith as President and Chief Executive Officer. Prior to that time Mr. Smith served as Executive Vice President, Chief Financial Officer.

(f) In February 2006, the Board of Directors appointed Mr. Welch as Executive Vice President, Chief Financial Officer.

(g) Includes $49,960 and $54,346 of cash compensation that Mr. DeNicola deferred during 2007 and 2006, respectively, and contributed to our non-qualified deferred compensation plan.

(h) Includes compensation only during the period from the date Mr. Pentecost's employment with FelCor commenced, March 6, 2006, through December 31, 2006.

(i) Includes compensation only during the period from the date Mr. Yellen's employment with FelCor commenced, July 1, 2006, through December 31, 2006.

(j) Represents a signing bonus paid to Mr. Yellen upon commencement of his employment.

All Other Compensation from Summary Compensation Table

The following table contains a breakdown of the compensation and benefits included under "All Other Compensation" in the Summary Compensation Table above.

Name	Year	Company Contributions to Retirement and 401(k) Plans ($) [a]	Tax Gross-Up Payment ($)	Perquisites ($)	Total ($)
Richard A. Smith	2008	23,250	-	13,000[b]	36,250
	2007	23,250	-	13,000[b]	36,250
	2006	22,500	-	-	22,500
Andrew J. Welch	2008	23,250	-	13,000[b]	36,250
	2007	23,250	-	13,000[b]	36,250
	2006	22,500	-	-	22,500
Michael A. DeNicola	2008	23,250	-	13,000[b]	36,250
	2007	23,250	-	13,000[b]	36,250
	2006	22,500	-	-	22,500
Troy A. Pentecost	2008	23,250	-	13,000[b]	36,250
	2007	23,250	-	13,000[b]	36,250
	2006	11,250	-	-	11,250
Jonathan H. Yellen	2008	23,250	-	13,000[b]	36,250
	2007	23,250	-	13,000[b]	36,250
	2006	22,500	17,526[c]	79,965[d]	119,991

_____

(a) Represents FelCor's 150% match of employee contributions to FelCor's 401(k) plan up to $23,250 in 2007 and 2008, and $22,500 in 2006. This 401(k) matching contribution is available to all FelCor employees.

(b) Represents a supplemental health insurance benefit, which is not available to all FelCor employees.

(c) Represents a tax gross-up payment that relates to our payment of $75,632 of relocation costs for Mr. Yellen in 2006.

(d) Perquisites for Mr. Yellen in 2006 included $75,632 of relocation expenses and $4,333 related to a supplemental health insurance benefit.

Employment Agreement with Richard A. Smith

In 2007, we entered into an employment agreement with Mr. Smith (which was modified in 2008 to take into account changes in our annual restricted stock grant program). The terms of Mr. Smith's new employment agreement reflect extensive iterative negotiations between Mr. Smith and Mr. Lutz (as authorized by the Compensation Committee) and include:

- A four-year term, expiring January 1, 2012, which term is subject to automatic 12-month renewal periods unless terminated upon prior notice;

- Base salary of $600,000 per year, which may be adjusted upward annually (Mr. Smith's annual base salary has not been increased since November 2007 and remains $600,000 per year);

- Eligibility for annual cash bonuses of up to 200% of his base salary;

- Eligibility for annual grants of restricted stock worth no less than 150% to 250% (depending on corporate performance for the prior year) of his then-current base salary that will vest on the same basis as for all of our other employees; and

- A one-time grant of 250,000 shares of restricted stock, of which (x) 125,000 shares will vest incrementally from 2009 through 2012 on January 1st of each year as follows: 10% in 2009, 15% in 2010, 25% in 2011 and 50% in 2012; and (y) 125,000 shares will vest from 2009 through 2012 on January 1st of each year in increments ranging from 10,146 to 31,250 shares per year, subject to the attainment of the annual performance criteria established by our Board of Directors for our annual cash bonus program (any of these latter 125,000 shares that initially fail to vest as the result of the failure to attain relevant thresholds of achievement will not be immediately forfeited but will remain outstanding and may vest upon the fulfillment of additional conditions based upon our performance or at the discretion of the Compensation Committee or the Board of Directors).

Mr. Smith's employment agreement incorporates the terms of his change in control and severance agreement, which continues in force.

Other than Mr. Smith, none of our other executive officers has an employment agreement.

2008 GRANTS OF PLAN BASED AWARDS

The following table sets forth information concerning grants of incentive plan awards and other stock awards to our NEOs during the fiscal year ended December 31, 2008, as well as possible payouts under cash incentive plans:

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [a]			Estimated Future Payouts Under Equity Incentive Plan Awards [b]			All Other Stock Awards (#) [c]	Grant Date Fair Value of Stock and Option Awards ($) [d]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Richard A. Smith	2/21/2008	2/21/2008	300,000	600,000	1,200,000	-	-	-	49,200	600,240
	5/2/2008	5/2/2008	-	-	-	36,900	49,200	49,200	-	651,900
Andrew J. Welch	2/21/2008	2/21/2008	120,510	241,020	361,530	-	-	-	16,500	201,300
	5/2/2008	5/2/2008	-	-	-	12,375	16,500	16,500	-	218,625
Michael A. DeNicola	2/21/2008	2/21/2008	120,510	241,020	361,530	-	-	-	16,500	201,300
	5/2/2008	5/2/2008	-	-	-	12,375	16,500	16,500	-	218,625
Troy A. Pentecost	2/21/2008	2/21/2008	120,510	241,020	361,530	-	-	-	16,500	201,300
	5/2/2008	5/2/2008	-	-	-	12,375	16,500	16,500	-	218,625
Jonathan H. Yellen	2/21/2008	2/21/2008	120,510	241,020	361,530	-	-	-	16,500	201,300
	5/2/2008	5/2/2008	-	-	-	12,375	16,500	16,500	-	218,625

(a) The amounts set forth the non-equity incentive plan compensation that could have been earned by our NEOs, except for Mr. Smith, in respect of 2008 depending on satisfaction of established performance criteria. The amounts, which are formulaic, represent 37.5% (threshold), 75% (target) and 125% (maximum) of the relevant NEO's salary paid in 2008. Mr. Smith's bonus compensation, based on his employment contract, which is formulaic, represents 50% (threshold), 100% (target) and 200% (maximum) of his salary paid in 2008.

(b) Shares subject to performance-based vesting can vest in one of two ways: (i) annually over four years in equal increments, based on achieving annual performance criteria, and (ii) at the end of four years following the grant (to the extent not vested earlier), based on FelCor achieving separate, longer-range performance criteria. The threshold amounts shown on the table represent 75% of performance based shares eligible to vest. The targeted and maximum amounts shown both assume we achieve all of the performance criteria targeted by our Compensation Committee. The recipients of shares of our restricted stock are entitled to distributions on such shares until such time that the shares are either forfeited or vested.

(c) These restricted shares will vest on the fourth anniversary of the grant date if we employ the grantee at that time.

(d) Grant date fair value of stock grant awards is based on closing stock price at grant date.

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning stock options and shares of unvested restricted stock held by our NEOs at December 31, 2008:

	Option Awards [a]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#)		**Option Exercise Price ($)**	**Option Expiration Date**	**Shares of Stock That Have Not Vested (#)**	**Market Value of Shares of Stock That Have Not Vested ($) [b]**	**Equity Incentive Plan Awards: Shares That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market Value of Shares that Have Not Vested ($)**
Name	**Exercisable**	**Un-exercisable**						
Richard A. Smith	-	-	-	-	304,500 [c]	560,280	224,125 [d]	412,390
Andrew J. Welch	15,000	-	15.620	11/7/2011	37,050 [e]	68,172	31,925 [f]	58,742
Michael A. DeNicola	-	-	-	-	41,550 [g]	76,452	34,175 [h]	62,882
Troy A. Pentecost	-	-	-	-	35,050 [i]	64,492	23,050 [j]	42,412
Jonathan H. Yellen	-	-	-	-	35,050 [k]	64,492	23,050 [l]	42,412

_____

(a)   No options held by any NEO were unexercisable or unearned at December 31, 2008.

(b)   We computed the market value of unvested shares using the closing stock price at December 31, 2008 of $1.84 per share.

(c)   These shares will vest according to the following schedule: 45,000 shares on January 1, 2009; 18,000 shares on April 26, 2009; 51,250 shares on January 1, 2010; 25,500 shares on February 17, 2010; 31,250 shares on January 1, 2011; 21,800 shares on March 1, 2011; 62,500 shares on January 1, 2012; and 49,200 shares on March 1, 2012.

(d)   These shares will vest according to the following schedule subject to meeting performance criteria: 31,250 shares on January 1, 2009; 6,375 shares on February 17, 2009; 17,750 shares on March 1, 2009; 9,000 shares on April 26, 2009; 31,250 shares on January 1, 2010; 12,750 shares on February 17, 2010; 17,750 shares on March 1, 2010; 31,250 shares on January 1, 2011; 23,200 shares on March 1, 2011; 31,250 shares on January 1, 2012; and 12,300 shares on March 1, 2012.

(e)   These shares will vest according to the following schedule: 6,500 shares on April 26, 2009; 7,500 shares on February 17, 2010; 6,550 shares on March 1, 2011; and 16,500 shares on March 1, 2012.

(f)   These shares will vest according to the following schedule subject to meeting performance criteria: 1,875 shares on February 17, 2009; 5,762 shares on March 1, 2009; 3,250 shares on April 26, 2009; 3,750 shares on February 17, 2010; 5,763 shares on March 1, 2010; 7,400 shares on March 1, 2011; and 4,125 shares on March 1, 2012.

(g)   These shares will vest according to the following schedule: 11,000 shares on April 26, 2009; 7,500 shares on February 17, 2010; 6,550 shares on March 1, 2011; and 16,500 shares on March 1, 2012.

(h)   These shares will vest according to the following schedule subject to meeting performance criteria: 1,875 shares on February 17, 2009; 5,762 shares on March 1, 2009; 5,500 shares on April 26, 2009; 3,750 shares on February 17, 2010; 5,763 shares on March 1, 2010; 7,400 shares on March 1, 2011; and 4,125 shares on March 1, 2012.

(i)   These shares will vest according to the following schedule: 4,000 shares on March 6, 2009; 4,000 shares on March 6, 2010; 6,550 shares on March 1, 2011; 4,000 shares on March 6, 2011; and 16,500 shares on March 1, 2012.

(j)   These shares will vest according to the following schedule subject to meeting performance criteria: 5,762 shares on March 1, 2009; 5,763 shares on March 1, 2010; 7,400 shares on March 1, 2011; and 4,125 shares on March 1, 2012.

(k)   These shares will vest according to the following schedule: 4,000 shares on July 28, 2009; 4,000 shares on July 28, 2010; 6,550 shares on March 1 2011; 4,000 shares on July 28, 2011; and 16,500 shares on March 1, 2012.

(l)   These shares will vest according to the following schedule subject to meeting performance criteria: 5,762 shares on March 1, 2009; 5,763 shares on March 1, 2010; 7,400 shares on March 1, 2011; and 4,125 shares on March 1, 2012.

2008 OPTION EXERCISES AND STOCK VESTED

The stock options exercised by, and the restricted stock vested in, each of our NEOs during the fiscal year ended December 31, 2008, are summarized in the table below:

	Option Awards		Stock Awards	
			Shares	
	Shares Acquired	Value	Acquired	Value Realized
Name	on Exercise (#)	Realized	on Vesting (#)	on Vesting ($) [a]
Richard A. Smith	-	-	32,500	506,675
Andrew J. Welch	-	-	7,118	92,349
Michael A. DeNicola	-	-	13,965	180,406
Troy A. Pentecost	-	-	4,000	48,480
Jonathan H. Yellen	-	-	4,000	31,880

_____
(a)   Value determined based on the closing price of our common stock on the date of vesting.

2008 NONQUALIFIED DEFERRED COMPENSATION

The follow table sets forth the nonqualified deferred compensation of our NEOs:

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate (Withdrawals) / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Richard A. Smith	-	-	-	-	-
Andrew J. Welch	-	-	-	-	-
Michael A. DeNicola	-	-	(36,762)	(211,901)	32,848
Troy A. Pentecost	-	-	-	-	-
Jonathan H. Yellen	-	-	-	-	-

Change-in-Control and Severance Payments

We have entered into change-in-control and severance agreements with each of our executive officers and certain other key employees. Each of these agreements automatically renews at calendar year end for successive one-year terms unless terminated. In the event of a potential change-in-control, each covered employee agrees to remain in our employ until the earlier of one year following the "potential change-in-control" or six months following an actual "change-in-control." Following a "change-in-control," a covered employee will be entitled to the immediate vesting of all stock options, awards of restricted stock and other benefits previously awarded or credited to his or her account (which is also required by the terms of our restricted stock grants). In addition, if a covered employee's employment is terminated by us other than for disability, retirement, or "cause" (or by the employee for "good reason"), the covered employee also will be entitled to a lump sum severance payment equal, in the case of our NEOs, to 2.99 multiplied by the sum of a covered employee's then-current base salary, plus the greater of (i) his average cash bonus (annualized for partial years of service) paid over the preceding three years of employment (or a shorter period, if employed less than three years) or (ii) his target cash bonus for the current year. We are required to "gross-up" the severance payment to cover excise taxes on the benefits, thereby providing such benefits to the employee on a net basis, after payment of excise taxes. For purposes of these agreements, a change-in-control occurs whenever:

- any person or group is or becomes the beneficial owner of 35% or more of our outstanding voting securities

- a majority of the Board is comprised of persons designated by any person who has entered into an agreement with us to become a 35% or more beneficial owner or to effect a merger or consolidation transaction, or of persons other than those persons constituting the Board on the date of these agreements

- our stockholders approve either a merger or consolidation of us with any other corporation or a plan or agreement under which all or substantially all of our assets would be liquidated, distributed, sold or otherwise disposed of

- our Compensation Committee adopts a resolution to the effect that, in the judgment of the committee, a change in control has effectively occurred

"Good reason," for purposes of these agreements, means, among other things and subject to certain limitations, any of the following events following a change-in-control:

- the assignment to the employee of any duties inconsistent with his or her status as our senior executive officer or any substantial reduction in or restriction upon the nature, status or extent of his or her responsibilities or authority as compared to immediately prior to the change-in-control

- a reduction in the employee's annual base salary, as in effect immediately prior to the change-in-control, except for across-the-board salary reductions similarly affecting all of our executives and all executives of any person then in control of FelCor

- the relocation of our principal executive offices, or the office where the employee is required to perform his or her duties, to a location more than 25 miles away

- our failure to pay the employee any portion of his or her then-current compensation, or any portion or installment of deferred compensation, within five days of the date the payment is due

- our failure to continue any compensation or benefit plan that the employee was participating in immediately prior to the change-in-control

Under our standard form of restricted stock grant, if the Company undergoes a change in control or upon the death or disability of the employee, all restrictions on the restricted stock granted by the agreement are deemed to have expired as of the date preceding such event. (The conditional cash payments amortized in 2009 accelerate on substantially the same terms.) Similarly, all restrictions on the restricted stock granted by the agreement are deemed to have expired as of the date preceding the retirement of that employee, provided that he or she is at least age 60 or older at the time of retirement. None of our current NEOs are age 60 or older. No other benefits are required to be paid by us upon any other voluntary resignation or termination.

As discussed above, we have entered into an employment agreement with Mr. Smith. His employment agreement provides that, upon termination due to death or disability, or for termination by the Company with "cause" or upon resignation for "good reason:"

- Mr. Smith (or his estate) will be entitled to receive an amount equal to his base salary payable during the remainder of the term;

- any outstanding stock options, awards of restricted stock and other benefits previously awarded or credited to his account will immediately vest;

- Mr. Smith, and his covered dependents, as applicable, will be entitled to continued medical and dental benefits for the remainder of the term and COBRA benefits beyond that; and

- Mr. Smith (or his estate) will be entitled to a gross-up payment for federal, state and local taxes resulting from such medical and dental benefits.

In addition, for termination by FelCor without "cause" or upon resignation for "good reason," Mr. Smith will be entitled to payment for accrued but unused vacation. If he is terminated for cause, he will only be entitled to the restricted shares that had vested prior to the date of termination. Any outstanding stock options on the date of termination will terminate on the 90th day after the date of such termination for cause.

Under Mr. Smith's employment agreement,

- "good reason" means: (i) the assignment to Mr. Smith of any duties inconsistent with his status as our senior executive officer or any substantial reduction in or restriction upon the nature, status or extent of his responsibilities; (ii) a reduction by us in Mr. Smith's base salary, except for across-the-board reductions similarly affecting all of our executives; and (iii) any circumstance constituting a "good reason" following a "change-in-control" under our standard form of change-in-control and severance agreement described above.

- "change-in-control" has the same meaning as in our standard change-in-control and severance agreement described above.

To the extent that any transaction would result in Mr. Smith being entitled to exercise rights or receive benefits under both his employment agreement and his change-in-control and severance agreement, he is entitled to elect the rights and benefits he wishes to receive but may not receive the same rights or benefits under both agreements.

TERMINATION OR CHANGE-IN-CONTROL PAYMENTS

The following table shows the payments upon termination or a change-in-control that each of our NEOs would have received had a termination occurred on December 31, 2008:

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason	After Change in Control Termination w/o Cause or for Good Reason	Voluntary Termination	Death	Disability	Change in Control
Richard A. Smith	Salary and Bonus	1,800,000	3,588,000	-	1,800,000	1,800,000	-
	Acceleration of Stock Vesting [(a)]	972,670	972,670	-	972,670	972,670	972,670
	Benefit Plans [(b)]	124,640 [(b)]	59,859 [(c)]	-	124,640 [(b)]	124,640 [(b)]	-
	Excise Tax Gross Up	-	120,753	-	-	-	-
Andrew J. Welch	Salary and Bonus	-	1,681,516	-			
	Acceleration of Stock Vesting [(a)]	-	126,914	-	126,914	126,914	126,914
	Benefit Plans	-	58,979 [(c)]	-	-	-	-
	Excise Tax Gross Up	-	33,018	-	-	-	-
Michael A. DeNicola	Salary and Bonus	-	1,681,516	-	-	-	-
	Acceleration of Stock Vesting [(a)]	-	139,334	-	139,334	139,334	139,334
	Benefit Plans	-	58,979 [(c)]	-	-	-	-
	Excise Tax Gross Up	-	-	-	-	-	-
Troy A. Pentecost	Salary and Bonus	-	1,681,516	-	-	-	-
	Acceleration of Stock Vesting [(a)]	-	106,904	-	106,904	106,904	106,904
	Benefit Plans	-	58,979 [(c)]	-	-	-	-
	Excise Tax Gross Up	-	226,293	-	-	-	-
Jonathan H. Yellen	Salary and Bonus	-	1,681,516	-	-	-	-
	Acceleration of Stock Vesting [(a)]	-	106,904	-	106,904	106,904	106,904
	Benefit Plans	-	58,979 [(c)]	-	-	-	-
	Excise Tax Gross Up	-	171,275	-	-	-	-

_____

(a) Represents unvested restricted stock grants at December 31, 2008 valued at the closing price.

(b) Benefit plans include health, dental and supplemental health insurance coverage for the individual and his family, through the expiration of Mr. Smith's employment contract, plus the period of continuation coverage under COBRA.

(c) Benefits plans include, for a period of 24 months following termination health and dental insurance coverage for the individual and his family; group term life insurance equal to annual base salary; disability insurance; and supplemental health insurance coverage.

Related Party Transactions

Employment Arrangement with Thomas J. Corcoran, Jr.

We entered into an employment agreement with Mr. Corcoran as of February 7, 2006, in connection with his appointment as our Chairman of the Board of Directors. The employment agreement is for a five-year term, with automatic renewals for terms of one year each, subject to termination upon prior notice by either party. Under the agreement, Mr. Corcoran received an annual base salary, for the initial year of the term, of no less than $473,434, and for each subsequent year (including any renewal periods), Mr. Corcoran is to be paid an annual salary of no less than $362,250. Mr. Corcoran also participates in our cash and restricted stock incentive programs, as established by our Compensation Committee from year to year. Mr. Corcoran's current employment agreement incorporates the terms of his change in control and severance agreement, which continues in force. In 2008, Mr. Corcoran received total compensation of $1,018,371, which includes $388,042 in salary, $541,538 in stock awards (representing the aggregate amount recognized as compensation cost in 2008 under FAS 123R), $52,541 in non-equity incentive plan compensation, $23,250 for FelCor's 150% match of employee contributions to FelCor's 401(k) plan and $13,000 in supplemental insurance benefits.

Sharing of Offices and Employees

We share our executive offices and certain employees with TCOR Holdings, LLC, successor to FelCor, Inc., an entity controlled by Mr. Corcoran. TCOR Holdings, LLC bears its share of the costs thereof, including an allocated portion of the rent, salaries of certain personnel, office supplies, telephones and depreciation of office furniture, fixtures and equipment. Any allocation of these shared expenses to us must be approved by a majority of our independent directors. During 2008, TCOR Holdings, LLC paid approximately $60,000 of such expenses. Mr. Corcoran's salary is paid solely by us, and he receives no salary from TCOR Holdings, LLC. Mr. Corcoran is the former President and Chief Executive Officer and the current Chairman of the Board and a director of our Company.

Our Policy Regarding Related Party Transactions

As they arise, we review all relationships and transactions in which we and our directors or executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Although we do not have a formal policy specifically addressing all related party transactions, our Code of Business Conduct and Ethics does cover conflicts of interest generally and applies to all of our officers, directors and employees, but not directly to 10% or greater stockholders. Under this Code, conflicts of interest are prohibited as a matter of policy. If any officer, director or employee becomes aware of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, that person is required to report the transaction or relationship in writing to our president or general counsel. The Code also provides guidelines on what may constitute conflicts of interest and sets forth standards to be followed in common situations where potential conflicts of interest may arise.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires officers and directors, and persons who beneficially own more than 10% of our stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies furnished to us and representations from the officers and directors, we believe that all Section 16(a) filing requirements for the year ended December 31, 2008, applicable to our officers, directors and greater than 10% beneficial owners were satisfied, except that two Form 4 reports were filed after expiration of the prescribed two business days after the transactions. One was a redemption by Thomas J. Corcoran, Jr. and

FelCor, Inc. of limited partnership units in FelCor Lodging Limited Partnership for shares of restricted common stock, which occurred on September 29, 2008, and with respect to which the Form report was filed October 6, 2008; and the other was a redemption by RGC, Inc.(an entity controlled by Mr. Mathewson) of limited partnership units in FelCor Lodging Limited Partnership for shares of restricted common stock, which occurred on September 24, 2008, and with respect to which the Form 4 was also filed October 6, 2008.

Based on written representations from the officers and directors, we believe that all Forms 5 for directors, officers and greater than 10% beneficial owners that have been filed with the SEC are the only Forms 5 required to be filed for the period ended December 31, 2008.

Report of the Audit Committee

The Audit Committee currently consists of five directors and operates under a written charter adopted by our Board. All of the members of the Audit Committee are independent as defined by the applicable NYSE listing standards and SEC regulations. Management is responsible for our internal controls and the financial reporting process. PwC, our independent registered public accounting firm, is responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards. The Audit Committee's responsibility is to monitor and oversee the financial reporting process.

In this context, the Audit Committee reviewed and discussed with management and PwC the audited consolidated financial statements for the year ended December 31, 2008, management's assessment of the effectiveness of the Company's internal control over financial reporting and PwC's evaluation of the Company's internal control over financial reporting. The Audit Committee has discussed with PwC the matters that are required to be discussed by Statement on Auditing Standards Nos. 61, 89 and 90 (Codification of Statements on Auditing Standards, AU §380).

The Audit Committee received from PwC the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with PwC the issue of its independence from the Company. The Audit Committee also concluded that PwC's provision of audit and non-audit services to the Company and its affiliates is compatible with PwC's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and its discussions with management and PwC noted above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

This report has been furnished by the current members of the Audit Committee.


Charles A. Ledsinger, Jr., Chairman
Richard S. Ellwood
Thomas C. Hendrick
Robert A. Mathewson
Mark D. Rozells


ADDITIONAL INFORMATION

Other Business

Our Board does not intend to bring, and knows of no one intending to bring, any matter before the annual meeting other than election of the director nominees and ratification of PwC as our independent registered public accounting firm described herein. If any other matter is properly brought before the meeting, the persons named as proxies will vote them in accordance with their best judgment.

Outstanding Shares

On March 27, 2009, a total of 64,762,980 shares of our common stock were outstanding. Each outstanding share of common stock is entitled to one vote on each matter presented.

Annual Report

Our 2008 Annual Report to Stockholders and accompanying Financial Supplement are enclosed with this Proxy Statement. Our Annual Report to Stockholders, the accompanying Financial Supplement, this Proxy Statement and our Annual Report on Form 10-K may also be viewed on our website at www.felcor.com.

We will also send you a copy of our Annual Report on Form 10-K for 2008 if requested in writing sent to FelCor's Secretary at the address listed under "*Questions*" below.

How We Solicit Proxies

In addition to this mailing, our employees may solicit proxies personally, electronically or by telephone. We pay the costs of soliciting the proxies. We also reimburse brokers and other nominees for their expenses in sending these materials to you and obtaining your voting instructions.

Stockholder Proposals for Next Year

The deadline for stockholder proposals eligible for inclusion in next year's proxy statement is December 11, 2009. Any stockholder proposal received after January 10, 2010, will be considered untimely and may be voted upon by the named proxies in accordance with their best judgment. All proposals should be submitted to our Corporate Secretary at the address listed under "*Questions*" below. All proposals must be in writing and otherwise in compliance with applicable SEC requirements.

Questions

If you have questions or need more information about the annual meeting, you may write to:

> FelCor Lodging Trust Incorporated
> 545 E. John Carpenter Frwy., Suite 1300
> Irving, Texas 75062-3933
> Attention: Secretary

You may also or call us at (972) 444-4900 or send us an e-mail at information@felcor.com. We also invite you to visit our website at www.felcor.com.



FelCor Lodging Trust Incorporated
545 E. John Carpenter Frwy., Suite 1300
Irving, Texas 75062-3933



545 EAST JOHN CARPENTER FREEWAY SUITE 1300 IRVING, TX 75062-3933

VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the Web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by FelCor Lodging Trust Incorporated in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to FelCor Lodging Trust Incorporated, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

FELCR1

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY


THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.


FELCOR LODGING TRUST INCORPORATED

The Board of Directors recommends you vote FOR the following proposal(s).

1. ELECTION OF THREE CLASS III DIRECTORS

Nominees:	For	Against	Abstain
1(a) Glenn A. Carlin	0	0	0
1(b) Robert A. Mathewson	0	0	0
1(c) Richard A. Smith	0	0	0

The Board of Directors recommends you vote FOR the following proposal(s).

	For	Against	Abstain
2. RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS FELCOR'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	0	0	0

In their discretion, the proxies (and if the undersigned is a proxy, any substitute proxies) are authorized to vote upon any other matter that is properly brought before the meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. **If no direction is made, this Proxy will be voted FOR the election of the nominees for Class III Directors and FOR the ratification of the appointment of PricewaterhouseCoopers LLP as FelCor's Independent Registered Public Accounting Firm.**

This Proxy is solicited by FelCor's Board of Directors and the matters set forth herein were proposed by FelCor.

Please sign exactly as name appears at right. When shares are held by joint tenants, all should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]   Date   Signature (Joint Owners)   Date

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Annual Report and Form 10-K are available at www.proxyvote.com.

PROXY

FELCOR LODGING TRUST INCORPORATED

545 E. JOHN CARPENTER FREEWAY, SUITE 1300, IRVING, TEXAS 75062-3933

ANNUAL MEETING OF STOCKHOLDERS

MAY 19, 2009

The undersigned hereby appoints Richard A. Smith and Jonathan H. Yellen, or either of them, with full power of substitution in each, proxies (and if the undersigned is a proxy, substitute proxies) to vote all common stock of the undersigned in FelCor Lodging Trust Incorporated at the Annual Meeting of Stockholders to be held at the offices of the corporation, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas, at 9:00 a.m., Local Time, on May 19, 2009 and at any adjournments or postponements thereof, as specified on the reverse side.

PLEASE SIGN AND DATE ON REVERSE SIDE OF THIS PROXY